     As filed with the Securities and Exchange Commission on August 16, 2005
                                                     Registration No. 333-126335
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------
                               AMENDMENT NO. 1 TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                LYNCH CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

            Indiana                                             38-1799862
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation or Organization)                            Identification Number)

                         140 GREENWICH AVENUE, 4TH FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 622-1150
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                          -----------------------------

                                 JOHN C. FERRARA
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                LYNCH CORPORATION
                         140 GREENWICH AVENUE, 4TH FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 622-1150
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)

                          -----------------------------
                                    Copy to:
                              DAVID J. ADLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                PARK AVENUE TOWER
                               65 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 451-2300

                          -----------------------------

            Approximate  date of  commencement  of proposed  sale to the public:
From time to time after this Registration Statement becomes effective.

            If any of the  securities  being  registered  on this Form are to be offered  on a  delayed  or  continuous  basis  pursuant  to Rule 415  under  the
Securities Act of 1933, please check the following box.  |X|

            If the  registrant  elects to deliver  its latest  annual  report to security holders, or a complete and legible facsimile thereof,  pursuant to Item
11(a)(1) of this Form, check the following box.  |X|

            If this  Form is  filed to  register  additional  securities  for an offering  pursuant to Rule 462(b) under the Securities  Act, check the following box and list the Securities  Act  registration  statement  number of the earlier
effective registration statement for the same offering.  |_| ___________

            If this Form is a  post-effective  amendment  filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities
Act  registration   statement  number  of  the  earlier  effective  registration
statement for the same offering.  |_| ___________

            If this Form is a  post-effective  amendment  filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities
Act  registration   statement  number  of  the  earlier  effective  registration
statement for the same offering.  |_| ___________

            If delivery  of the  prospectus  is expected to be made  pursuant to
Rule 434, please check the following box.  |_|

                         CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF                                   PROPOSED MAXIMUM       PROPOSED MAXIMUM
   SECURITIES TO BE                     AMOUNT TO BE    OFFERING PRICE PER     AGGREGATE OFFERING          AMOUNT OF
      REGISTERED                        REGISTERED(1)        SHARE(2)                PRICE              REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Shares,
$0.01 par value per                        549,945            $8.12               $4,465,534.40            $525.60(3)
share                                   common shares
------------------------------------------------------------------------------------------------------------------------

Subscription Rights to
purchase  Common                           1,649,834            -                       -                       -
Shares(4)                             subscription rights
------------------------------------------------------------------------------------------------------------------------

(1)   In the event of a share  split,  share  dividend  or  similar  transaction involving  the common  shares,  the common shares  registered  hereby will automatically  be increased  pursuant to Rule 416 of the Securities Act of
      1933,  as  amended,  to cover the  additional  common  shares  required to prevent dilution.
(2)   Estimated  solely for the  purpose of  calculating  the  registration  fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended,  and based  upon the  average  of the high and low  prices of the  Registrant's common shares on the American Stock Exchange on June 30, 2005.
(3)   The registration fee was previously paid with the filing on July 1, 2005.
(4)   Under Rule 457(g) of the Securities  Act of 1933, as amended,  no separate registration  fee is required for the rights as they are being  registered in the same  registration  statement as the common shares  underlying such rights.

                       -----------------------------------

THE REGISTRANT HEREBY AMENDS THIS  REGISTRATION  STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT  SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY  STATES THAT THIS REGISTRATION  STATEMENT
SHALL  THEREAFTER  BECOME  EFFECTIVE  IN  ACCORDANCE  WITH  SECTION  8(A) OF THE
SECURITIES ACT OF 1933, AS AMENDED,  OR UNTIL THE  REGISTRATION  STATEMENT SHALL
BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION,  ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                       -----------------------------------

The  information  in this  prospectus  is not complete  and may be changed.  The selling  shareholder  may not  sell  these  securities  until  the  registration statement filed with the Securities and Exchange  Commission is effective.  This prospectus is not an offer to sell these  securities and it is not soliciting an offer to buy  these  securities  in any  state  where  the  offer or sale is not permitted.

                  Subject to Completion, dated August 16, 2005

            PROSPECTUS

                                LYNCH CORPORATION

                              539,176 COMMON SHARES
                          1,617,526 SUBSCRIPTION RIGHTS

            We are offering at no cost to you, as a holder of our common shares, transferable  rights to purchase our common shares.  If you own common shares on
________,  2005,  the record date, you will be entitled to receive one right per share.  Every  three such rights will  entitle you to  subscribe  for one common share. The subscription  price will be $_______ per whole share. Each right will also carry with it an  oversubscription  privilege to subscribe  for  additional common shares that are not purchased by other holders of rights. The rights will be evidenced by  Subscription  Certificates  and will expire at _______ p.m. New
York City time on _________, 2005, unless extended for up to 15 days.

            Our common shares are traded on the American  Stock  Exchange  under the symbol "LGL."

            Our principal executive offices are located at 140 Greenwich Avenue,
4th Floor, Greenwich, Connecticut 06830. Our telephone number is (203) 622-1150.

            AN INVESTMENT  IN OUR COMMON SHARES  INVOLVES A HIGH DEGREE OF RISK.
CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                                -----------------

                                                              PROCEEDS TO LYNCH
                                PRICE PER SHARE                  CORPORATION
--------------------------------------------------------------------------------
Offering Price to
Shareholders                    $_____________                $_____________ (1)
--------------------------------------------------------------------------------

(1)   Before deduction of estimated expenses of $__________, including legal and accounting  fees,  printing  expenses  and  other  miscellaneous  fees and expenses.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
  COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
 ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 The date of this prospectus is _________, 2005.

                               PROSPECTUS SUMMARY

            This summary highlights  important features of this offering and the information  included or  incorporated  by  reference in this  prospectus.  This summary does not contain all of the information  that you should consider before investing in our common shares. You should read the entire prospectus carefully, especially  the risks of investing in our common  shares  discussed  under "Risk
Factors."

            Unless the context  otherwise  requires,  all references to "Lynch,"
"we," "us," or "our" in this prospectus refer collectively to Lynch Corporation, an Indiana corporation, and its subsidiaries.

                                   THE COMPANY

            We are a diversified  holding company with  subsidiaries  engaged in manufacturing.  Our  business  development  strategy  is to expand our  existing operations  through internal growth and acquisitions.  We may also, from time to time,  consider  the  acquisition  of other  assets or  businesses  that are not related to our  present  businesses  and the  strategic  disposition  of certain assets.

M-TRON INDUSTRIES, INC./PIEZO TECHNOLOGY, INC.

            Mtron designs,  manufactures and markets custom designed  electronic components  used  primarily  to control the  frequency  or timing of  electronic signals in  communications  equipment.  Its devices,  which are commonly  called frequency  control  devices,  crystals or oscillators,  support fixed and mobile wireless,  copper wire,  coaxial cable, wide area networks,  local area networks
and  fiber  optic  systems.   It  sells  its  products  to  original   equipment
manufacturers, contract manufacturers and to distributors.

            On October 15, 2004,  Mtron  completed  its  acquisition  of all the issued  and  outstanding  common  shares  of  Piezo.  Piezo  is  a  wholly-owned subsidiary of Mtron that designs,  manufactures  and markets  frequency  control devices,  crystal  resonators,  crystal  oscillators,  timing devices,  filters, crystal filters,  liquid crystal filters and related products and  technologies.
The combined operations of Mtron and PTI are referred to herein as "MtronPTI."

LYNCH SYSTEMS, INC.

            Lynch Systems  designs,  develops,  manufactures and markets a broad range of manufacturing  equipment for the electronic  display and consumer glass industries.  Lynch Systems also produces  replacement parts for various types of packaging  and glass  container-making  machines,  which Lynch  Systems does not manufacture.

                               THE RIGHTS OFFERING

Basic Subscription
 Privilege....................We will distribute to the holders of record of our
                              common   shares  at  the  close  of   business  on
                              ___________,  2005, at no charge, one transferable
                              subscription  right for each common  share  owned.
                              Every three such rights will entitle the holder to
                              subscribe for one common share.

Oversubscription Privilege....Each  subscription  right  will  also  include  an oversubscription  privilege to purchase additional
                              common  shares  that  are not  purchased  by other
                              rights  holders  through their basic  subscription
                              privileges.

                              You   will   be   entitled   to   exercise    your
                              oversubscription  privilege  only if you  exercise
                              your basic subscription  privilege in full. If the
                              number  of  common  shares   remaining  after  the
                              exercise of all basic  subscription  privileges is
                              not  sufficient to satisfy all requests for common
                              shares  pursuant to  oversubscription  privileges,
                              you will be allocated additional common shares pro
                              rata,  based on the  number of common  shares  you
                              purchased through the basic subscription privilege
                              in proportion to the total number of common shares
                              that you and  other  oversubscribing  shareholders
                              purchased    through   the   basic    subscription
                              privilege.

Subscription Price............$______ in cash per share

Common Shares
 Outstanding
 after Rights
 Offering.....................Assuming that all rights are exercised,  including those  that may be  exercised  as a result  of the
                              oversubscription   privilege,   an   aggregate  of
                              approximately 539,176 common shares will be sold.

Transferability of Rights.....The  rights  are   transferable   until  the  last
                              business day prior to the expiration  date and are
                              expected  to be  authorized  for  trading  on  the
                              American Stock  Exchange.  A business day is a day
                              on which  trading  occurs  on the  American  Stock
                              Exchange.  Trading of the rights will be conducted
                              on a regular-way basis from ________, 2005 through
                              the last  business  day  prior  to the  expiration
                              date. Any  commissions in connection with the sale
                              of  rights  will  be paid  by the  selling  rights
                              holder. We cannot assure you that a market for the
                              rights will develop, or the prices at which rights
                              may be  sold  if a  market  does  develop.

Record Date...................______________, 2005.

Expiration Time..............._________, 2005, at 5:00 p.m., New York City time, unless extended for up to 15 days.

Procedure for Exercising
 Rights.......................If you want to exercise  rights you must  properly complete  and  sign the  Subscription  Certificate
                              evidencing the rights and forward the Subscription
                              Certificate,    with   full   payment,    to   the
                              subscription  agent at or prior to the  expiration
                              time.

                              YOU MAY NOT REVOKE AN EXERCISE OF RIGHTS UNLESS WE
                              MAKE A  SIGNIFICANT  AMENDMENT TO THE TERMS OF THE
                              OFFERING AFTER YOU HAVE EXERCISED.

Issuance of Common
 Shares.......................We will deliver to you  certificates  representing common shares purchased upon exercise of the basic
                              subscription  and  oversubscription  privileges as
                              soon as  practicable  after the  expiration  date,
                              anticipated  to  be  approximately   seven  to  10
                              business days after the expiration date.

Use of Proceeds...............The net cash  proceeds from the sale of the common shares offered  hereby,  after payment of fees and
                              expenses,   is  anticipated  to  be  approximately
                              $__________. We expect that such net proceeds will
                              be used for general  corporate  purposes,  working
                              capital  and to make  acquisitions,  although  the
                              Company   has   not    identified   any   specific
                              acquisitions at this time.

Risk Factors..................There are  substantial  risks in  connection  with this  offering  that should be  considered by you.
                              See "Risk Factors."

Amendment, Extension or
 Termination Rights
 Offering.....................We reserve the right, in our sole discretion,  to:
                              (a)  amend or  modify  the  terms  of this  rights
                              offering;  (b)  extend  the  expiration  time to a
                              later  date,  but in no  event  for  more  than 15
                              additional  days;  and (c)  terminate  the  rights
                              offering at any time for any reason.

Intentions of the
 Company's officers,
 directors and principal
 shareholders.................Our  officers,  directors  and  certain  of  their affiliates  have  advised  us that they  expect to
                              exercise the basic  subscription  privilege  under
                              their    rights    and    may    exercise    their
                              oversubscription privilege.

                                  RISK FACTORS

AN INVESTMENT IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. THE FOLLOWING
RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION
IN THIS  PROSPECTUS,  INCLUDING THE  INFORMATION  UNDER  "SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS," BEFORE MAKING AN INVESTMENT IN OUR COMMON SHARES.

RISKS RELATING TO THIS OFFERING

THE  SUBSCRIPTION  PRICE IS NOT AN  INDICATION OF THE VALUE OF OUR COMMON SHARES
AND YOU MAY NOT BE ABLE TO SELL COMMON  SHARES  PURCHASED  UPON THE  EXERCISE OF
YOUR  SUBSCRIPTION  RIGHTS AT A PRICE EQUAL TO OR GREATER THAN THE  SUBSCRIPTION
PRICE.

            The  subscription  price per common share does not necessarily  bear any  relationship  to the book value per share of our assets,  operations,  cash flows,  earnings,  financial  condition  or any other  established  criteria for value.  As a result,  you  should  not  consider  the  subscription  price as an indication of the current value of our common shares.  We cannot assure you that you will be able to sell common  shares  purchased  in this  offering at a price equal to or greater than the subscription price.

THIS OFFERING MAY CAUSE THE PRICE OF OUR COMMON SHARES TO DECREASE  IMMEDIATELY,
AND THIS DECREASE MAY CONTINUE.

            The subscription price per share represents a discount of ____% from
[the closing sale price of our common  shares on _____ __, 2005] [the average of the closing  sales prices of our common shares over the  ___-trading  day period ending ______ __, 2005].  This discount,  along with the number of common shares we propose to issue and ultimately will issue if this offering is completed, may result in an immediate  decrease in the market value of our common shares.  This decrease may continue after the completion of this offering.

YOU MAY SUFFER DILUTION OF YOUR PERCENTAGE OWNERSHIP OF OUR COMMON SHARES.

            If you do not exercise  your  subscription  rights and common shares are purchased by other shareholders in this offering,  your proportionate voting and  ownership  interest will be reduced and the  percentage  that your original
common  shares   represents  of  our  expanded  equity  after  exercise  of  the subscription rights will be diluted. For example, if you own 5,000 common shares before this offering,  or approximately  0.3% of our outstanding  common shares, and you exercise none of your subscription  rights while all other  subscription rights are exercised by other shareholders, then your percentage ownership would be reduced  to  approximately  0.2%.  The  magnitude  of the  reduction  of your percentage  ownership  will depend upon the number of common shares you hold and the extent to which you exercise your subscription rights.

ONCE YOU EXERCISE  YOUR  SUBSCRIPTION  RIGHTS,  YOU MAY NOT REVOKE SUCH EXERCISE
EVEN IF THERE IS A DECLINE IN THE PRICE OF OUR COMMON  SHARES OR IF WE DECIDE TO
EXTEND THE EXPIRATION DATE OF THE SUBSCRIPTION PERIOD.

            The public  trading  market  price of our common  shares may decline after you elect to exercise your subscription  rights. If that occurs,  you will have committed to buy our common shares at a price above the  prevailing  market price and you will have an immediate  unrealized  loss. We may also, in our sole discretion,  extend the expiration date of the  subscription  period,  but in no event beyond an additional 15 days. During any potential  extension of time, the value of our common shares may decline below the  subscription  price and result in a loss on your  investment  upon the exercise of rights to acquire our common shares.  If the expiration date is extended after you send in your  subscription forms and payment,  you still may not revoke or change your  exercise of rights.
Moreover,  we cannot  assure you that  following  the  exercise of  subscription rights  you  will be able to sell  your  common  shares  at a price  equal to or greater than the subscription price.

YOU WILL NOT RECEIVE INTEREST ON SUBSCRIPTION FUNDS RETURNED TO YOU.

            If we cancel  this  offering  or if we are not able to fulfill  your full  oversubscription,  we will not have any  obligation  with  respect  to the subscription rights except to return to you, without interest,  any subscription payments  and/or  oversubscription  payments  you  made  that  were  not used to purchase common shares.

YOU NEED TO ACT PROMPTLY AND FOLLOW  SUBSCRIPTION  INSTRUCTIONS,  OTHERWISE YOUR
SUBSCRIPTION MAY BE REJECTED.

            Shareholders  who desire to purchase  common shares in this offering must act  promptly to ensure that all  required  forms and payments are actually received by the  subscription  agent prior to 5:00 p.m.,  New York City time, on the expiration date. If you fail to complete and sign the required  subscription forms,  send an  incorrect  payment  amount,  or  otherwise  fail to follow  the subscription procedures that apply to your desired transaction, the subscription agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment  received.  Neither we nor our  subscription  agent undertakes to contact you  concerning,  or attempt to correct,  an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

YOU MAY NOT RECEIVE ALL OF THE COMMON SHARES FOR WHICH YOU OVERSUBSCRIBE.

            If an  insufficient  number of common  shares is  available to fully satisfy all  oversubscription  privilege  requests,  the available common shares will be distributed  proportionately  among rights  holders who exercised  their oversubscription  privilege  based on the number of common  shares  each  rights holder subscribed for under the basic subscription privilege.

YOU MAY NOT WANT TO EXERCISE YOUR RIGHTS AS THE PROCEEDS OF THIS OFFERING MAY BE
USED TO MAKE ACQUISITIONS THAT YOU MAY NOT HAVE THE OPPORTUNITY TO APPROVE.

            We expect that the net cash proceeds from this offering will be used for  general  corporate  purposes,  working  capital  and to make  acquisitions, although we have not identified any specific  acquisitions  at this time. If you exercise your rights,  you may not have an  opportunity to evaluate the specific merits or risks of any potential future  acquisitions.  As a result,  you may be entirely  dependent on the broad  discretion  and judgment of  management in the selection of potential future acquisitions.

NEITHER WE, NOR THE SUBSCRIPTION  AGENT, WILL HAVE ANY OBLIGATION TO YOU IF THIS
OFFERING IS CANCELED, OTHER THAN TO REFUND YOUR SUBSCRIPTION PAYMENTS.

            Neither we, nor the subscription  agent, will have any obligation to you if this  offering  is  canceled,  other  than to  refund  your  subscription payments, without interest.

RISKS RELATING TO OUR BUSINESS

WE HAVE INCURRED  OPERATING LOSSES FOR THE PAST THREE YEARS AND FACE UNCERTAINTY
IN OUR ABILITY TO ACHIEVE OPERATING PROFITS IN THE FUTURE.

            We have  incurred  substantial  operating  losses for the past three years.  Without giving effect to gains realized from the deconsolidation in 2002 of one of our holdings,  we suffered operating losses of $2.9 million,  $832,000 and $3.3 million in 2004, 2003 and 2002, respectively.  We are uncertain whether we will be able to achieve or sustain operating profits in the future.

IF WE ARE UNABLE TO SECURE NECESSARY  FINANCING,  WE MAY NOT BE ABLE TO FUND OUR
OPERATIONS OR STRATEGIC GROWTH.

            In order to achieve our strategic  business  objectives,  we will be required to seek  additional  financing.  Lynch  Systems'  credit  facility with
SunTrust Bank,  which was to have expired by its terms on May 31, 2005, has been extended to August 31, 2005.  Lynch  Systems is currently  in  discussions  with other banks to obtain financing to replace this facility,  however, there can be no  assurances  that  the  Company  will be  able to  obtain  new  financing  on acceptable terms, or at all.  MtronPTI's bridge loan from First National Bank of
Omaha is scheduled to mature on October 14, 2005.  MtronPTI is in discussions to refinance this bridge loan, however, there can be no assurances that the Company will be able to do so. MtronPTI's  revolving credit facility from First National
Bank of Omaha is  scheduled to mature on May 31, 2006.  Venator  Merchant  Fund,
L.P.'s loan to the Company is due on September  11, 2005,  or within seven days, after demand.

            Under our existing credit facilities,  we are required to obtain the lenders'  consent for most  additional  debt  financing and to comply with other covenants,  including  specific  financial ratios.  For example,  we may require further capital to continue to develop our technology and infrastructure and for working capital purposes. In addition,  future acquisitions would likely require additional  equity  and/or  debt  financing.  Our  failure to secure  additional financing could have a material  adverse effect on our continued  development or growth.

AS A HOLDING  COMPANY,  WE DEPEND ON THE OPERATIONS OF OUR  SUBSIDIARIES TO MEET
OUR OBLIGATIONS.

            We are a holding company that transacts all of our business  through operating  subsidiaries.  Our  primary  assets  are  the  common  shares  of our operating  subsidiaries.  Our ability to meet our operating  requirements and to make other payments  depends on the surplus and earnings of our subsidiaries and their  ability  to pay  dividends  or to  advance or repay  funds.  Payments  of dividends and advances and repayments of inter-company  debt by our subsidiaries are restricted by our credit agreements.

WE MAY MAKE ACQUISITIONS  THAT ARE NOT SUCCESSFUL OR FAIL TO PROPERLY  INTEGRATE
ACQUIRED BUSINESSES INTO OUR OPERATIONS.

            We intend  to  explore  opportunities  to buy  other  businesses  or technologies  that could  complement,  enhance or expand our current business or product lines or that might otherwise offer us growth opportunities. We may have difficulty finding such opportunities or, if we do identify such  opportunities, we may not be able to complete such transactions for reasons including a failure to secure necessary financing.

            Any  transactions  that we are able to  identify  and  complete  may involve a number of risks, including:

            o  the  diversion of our  management's  attention  from our existing business  to  integrate  the  operations  and  personnel  of  the acquired or combined business or joint venture;
            o  possible  adverse  effects on our  operating  results  during the integration process;
            o  substantial acquisition related expenses,  which would reduce our net income in future years;
            o  the loss of key employees and customers as a result of changes in management; and
            o  our possible inability to achieve the intended  objectives of the transaction.

            In  addition,  we may  not be  able to  successfully  or  profitably integrate,  operate,  maintain  and  manage  our newly  acquired  operations  or employees.  We  may  not  be  able  to  maintain  uniform  standards,  controls, procedures and policies, and this may lead to operational inefficiencies.

PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER INDIANA LAW MAY PREVENT OR DELAY A
CHANGE OF CONTROL  OF US AND COULD  ALSO  LIMIT THE  MARKET  PRICE OF OUR COMMON
SHARES.

            Provisions of our certificate of incorporation  and bylaws,  as well as  provisions  of Indiana  corporate  law, may  discourage,  delay or prevent a merger,  acquisition  or other change in control of our company,  even if such a change in control would be beneficial to our shareholders.  These provisions may also prevent or frustrate  attempts by our shareholders to replace or remove our management. These provisions include those:

            o  prohibiting  our  shareholders  from  fixing  the  number  of our directors;
            o  requiring   advance   notice  for   shareholder   proposals   and
               nominations; and
            o  prohibiting  shareholders from acting by written consent,  unless unanimous.

            We  are  subject  to  certain  provisions  of the  Indiana  Business
Corporation Law, or IBCL, that limit business combination  transactions with 10%
shareholders during the first five years of their ownership,  absent approval of our  board of  directors.  The IBCL  also  contains  control  share  acquisition provisions  that limit the ability of certain  shareholders to vote their common shares  unless  their  control  share  acquisition  was  approved  in advance by shareholders.  These  provisions  and  other  similar  provisions  make  it more difficult  for  shareholders  or  potential  acquirers  to  acquire  us  without negotiation  and could limit the price that  investors are willing to pay in the future for our common shares.

COMPLIANCE  WITH  CHANGING   REGULATION  OF  CORPORATE   GOVERNANCE  AND  PUBLIC
DISCLOSURE WILL REQUIRE US EITHER TO INCUR ADDITIONAL  EXPENSES OR CEASE TO BE A
REPORTING COMPANY.

            Keeping  abreast  of,  and  in  compliance   with,   changing  laws,
regulations   and  standards   relating  to  corporate   governance  and  public
disclosure,  including the  Sarbanes-Oxley  Act of 2002, new SEC regulations and
American Stock Exchange  rules,  will require an increased  amount of management attention  and  external  resources.  We would be required to invest  additional resources  to comply with  evolving  standards,  which would result in increased general and  administrative  expenses  and a diversion  of  management  time and attention from revenue-generating activities to compliance activities.

            Our  Board  of  Directors  may  determine  that  it is in  the  best interests of shareholders to eliminate or reduce such expense by ceasing to be a reporting  company  for  purposes of the  Securities  Exchange  Act of 1934,  as amended. One commonly used method, subject to shareholder approval, is to effect a reverse  share split to reduce the number of  shareholders  to fewer than 300, permitting termination of registration.  Under this method, shareholders who own less than one whole common share  following  the reverse split would cease to be shareholders and would receive a cash payment for their fractional shares. After a reverse  split,  there might be no  established  trading market for our common shares,  although  we expect  that our  common  shares may then be quoted on the
"pink sheets."

WE MAY BE EXPOSED TO  LIABILITY  AS A RESULT OF BEING NAMED AS A DEFENDANT  IN A
LAWSUIT  BROUGHT UNDER THE SO-CALLED  "QUI TAM"  PROVISIONS OF THE FEDERAL FALSE
CLAIMS ACT.

            The Company, Lynch Interactive  Corporation,  which was formed via a
tax-free   spin-off  from  Lynch   Corporation  on  September  1,  1999  ("Lynch
Interactive"),  and various  other parties are  defendants in a lawsuit  brought under the so-called "qui tam"  provisions of the federal False Claims Act in the
United States  District Court for the District of Columbia.  The main allegation in the  case is that the  defendants  participated  in the  creation  of  "sham"
bidding  entities  that  allegedly  defrauded  the U.S.  Treasury  Department by improperly participating in Federal Communications  Commission spectrum auctions restricted to small  businesses,  and obtained bidding credits in other spectrum auctions  allocated  to "small" and "very small"  businesses.  While the lawsuit seeks to recover an  unspecified  amount of  damages,  which would be subject to mandatory  trebling  under the  statute,  a report  prepared  for the relator (a private  individual who filed the action on behalf of the United States) in 2005 alleges  damages of  approximately  $91  million in respect of bidding  credits, approximately $70 million in respect of government loans and approximately  $206 million in  respect of  subsequent  resales of  licenses,  in each case prior to trebling.  Although Lynch Interactive is contractually bound to indemnify us for any  losses  or  damages  we may  incur  as a  result  of  this  lawsuit,  Lynch
Interactive  may lack the capital  resources to do so. As a result,  we could be held liable and forced to pay a significant amount of damages without recourse.

WE DO  NOT  ANTICIPATE  PAYING  CASH  DIVIDENDS  ON  OUR  COMMON  SHARES  IN THE
FORESEEABLE FUTURE.

            We  anticipate  that all of our  earnings  will be retained  for the development of our business.  The Board of Directors has adopted a policy of not paying cash  dividends on our common shares.  We do not  anticipate  paying cash dividends on our common shares in the foreseeable future.

THERE IS A LIMITED  MARKET FOR OUR COMMON  SHARES.  OUR  COMMON  SHARE  PRICE IS
LIKELY TO BE HIGHLY VOLATILE AND COULD DROP UNEXPECTEDLY.

            There is a limited  public  market  for our  common  shares,  and we cannot assure you that an active trading market will develop. As a result of low trading volume in our common shares,  the purchase or sale of a relatively small number of common shares could result in  significant  share price  fluctuations.
Our share price may fluctuate  significantly in response to a number of factors, including the following, several of which are beyond our control:

            o  changes in financial  estimates or investment  recommendations by securities analysts relating to our common shares;
            o  loss  of a  major  customer;
            o  announcements by us or our competitors of significant  contracts, acquisitions,  strategic partnerships,  joint ventures or capital commitments; and
            o  changes in key personnel.

            In the past,  securities  class  action  litigation  has often  been brought against a company following periods of volatility in the market price of its  securities.  We could be the target of similar  litigation  in the  future.
Securities  litigation,  regardless of merit or ultimate  outcome,  would likely
cause  us  to  incur  substantial  costs,  divert  management's   attention  and
resources,  harm our reputation in the industry and the  securities  markets and reduce our profitability.

SECURITIES  ANALYSTS MAY NOT INITIATE COVERAGE OF OUR COMMON SHARES OR MAY ISSUE
NEGATIVE REPORTS, AND THIS MAY HAVE A NEGATIVE IMPACT ON THE MARKET PRICE OF OUR
COMMON SHARES.

            We cannot assure you that securities analysts will initiate coverage and publish  research  reports on us. It is difficult for companies with smaller market  capitalizations,  such as us, to attract independent  financial analysts who will cover our common  shares.  If securities  analysts do not, this lack of research coverage may adversely affect the market price of our common shares.

IF WE ARE UNABLE TO INTRODUCE INNOVATIVE  PRODUCTS,  DEMAND FOR OUR PRODUCTS MAY
DECREASE.

            Our  future  operating  results  are  dependent  on our  ability  to continually  develop,  introduce  and  market  innovative  products,  to  modify existing products,  to respond to technological  change and to customize some of our products to meet customer requirements. There are numerous risks inherent in this  process,  including  the risks  that we will be unable to  anticipate  the direction  of  technological  change or that we will be unable  to  develop  and market new products and  applications  in a timely or  cost-effective  manner to satisfy customer demand.

OUR OPERATING  RESULTS AND  FINANCIAL  CONDITION  COULD BE MATERIALLY  ADVERSELY
AFFECTED BY ECONOMIC,  POLITICAL,  HEALTH, REGULATORY AND OTHER FACTORS EXISTING
IN FOREIGN COUNTRIES IN WHICH WE OPERATE.

            As we  have  significant  international  operations,  our  operating results  and  financial  condition  could be  materially  adversely  affected by economic,  political,  health,  regulatory and other factors existing in foreign countries  in which we  operate.  Our  international  operations  are subject to inherent risks, which may materially adversely affect us, including:

            o  political  and  economic  instability  in  countries in which our products are manufactured and sold;
            o  expropriation or the imposition of government controls;
            o  sanctions or  restrictions  on trade imposed by the United States government;
            o  export license requirements;
            o  trade restrictions;
            o  currency controls or fluctuations in exchange rates;
            o  high levels of inflation or deflation;
            o  greater  difficulty in  collecting  our accounts  receivable  and longer payment cycles;
            o  changes in labor  conditions  and  difficulties  in staffing  and managing our international operations; and
            o  limitations on insurance  coverage  against  geopolitical  risks, natural disasters and business operations.

            In addition,  these same factors may also place us at a  competitive disadvantage  when compared to some of our foreign  competitors.  In response to
competitive  pressures  and  customer   requirements,   we  may  further  expand
internationally at lower cost locations.  If we expand into these locations,  we will be required to incur additional capital expenditures.

OUR  BUSINESSES  ARE CYCLICAL.  THE RECENT  DECLINE IN DEMAND IN THE  ELECTRONIC
COMPONENT AND GLASS COMPONENT  INDUSTRIES MAY CONTINUE,  RESULTING IN ADDITIONAL
ORDER  CANCELLATIONS  AND  DEFERRALS AND LOWER  AVERAGE  SELLING  PRICES FOR OUR
PRODUCTS.

            Our  subsidiaries  sell to  industries  that are subject to cyclical economic  changes.  The electronic  component and glass component  industries in general,  and  specifically  the  Company,  have  for  the  past  several  years experienced a decline in product  demand on a global  basis,  resulting in order cancellations  and deferrals and lower average selling  prices.  This decline is primarily  attributable to a slowing of growth in the demand for components used
by  telecommunications   infrastructure  manufacturers  and  newer  technologies
introduced in the glass display industry. We cannot assure you that any expected or perceived  improvements in the economy and the electronic component and glass component  industry  will occur.  The  slowdown may continue and may become more pronounced.  A slowdown in demand, as well as recessionary  trends in the global economy,  make it more difficult for us to predict our future sales,  which also makes it more difficult to manage our operations.

                                       10

OUR  MARKETS  ARE HIGHLY  COMPETITIVE,  AND WE MAY LOSE  BUSINESS  TO LARGER AND
BETTER-FINANCED COMPETITORS.

            Our   markets   are   highly   competitive   worldwide,   with   low
transportation  costs and few import  barriers.  We compete  principally  on the basis of  product  quality  and  reliability,  availability,  customer  service, technological  innovation,  timely delivery and price.  All of the industries in which we compete have become increasingly  concentrated and globalized in recent years.  Our major  competitors,  some of which are larger than us, and potential competitors have  substantially  greater financial  resources and more extensive engineering,  manufacturing, marketing and customer support capabilities than we have.

OUR SUCCESS  DEPENDS ON OUR ABILITY TO RETAIN OUR KEY  MANAGEMENT  AND TECHNICAL
PERSONNEL AND ATTRACTING, RETAINING, AND TRAINING NEW TECHNICAL PERSONNEL.

            Our future  growth and  success  will  depend in large part upon our ability to retain our existing  management and technical team and to recruit and retain  highly  skilled  technical  personnel,  including  engineers.  The labor markets in which we operate are highly  competitive  and most of our  operations are not located in highly  populated  areas. As a result,  we may not be able to retain and recruit key  personnel.  Our  failure to hire,  retain or  adequately train key personnel could have a negative impact on our performance.

WE MAY NOT REALIZE THE SYNERGIES OR ACHIEVE THE INTENDED  OBJECTIVES SOUGHT FROM
MTRON'S ACQUISITION OF PTI.

            Effective  September 30, 2004,  Mtron  completed its  acquisition of
PTI. The value of this  acquisition  is largely based on the  synergies  that we believe will be created by the integration of these two companies.  This process involves  a  number  of  risks,  including  the  diversion  of our  management's
attention  from  our  existing   business  to  integrate  PTI's  operations  and
personnel,  and possible  adverse  effects on our operating  results  during the integration  process.  In  addition,  we may be  unable to  integrate,  operate, maintain and manage PTI's  operations or  employees.  We also may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies.

MTRONPTI'S  BACKLOG  MAY NOT BE  INDICATIVE  OF FUTURE  SALES AND MAY  ADVERSELY
AFFECT OUR BUSINESS.

            MtronPTI's  backlog  comprises  orders  that are subject to specific production release orders under written contracts,  oral and written orders from customers with which MtronPTI has had  long-standing  relationships  and written purchase  orders  from sales  representatives.  MtronPTI's  customers  may order components  from  multiple  sources to ensure  timely  delivery  when backlog is particularly  long and may cancel or defer orders without  significant  penalty.
They often cancel orders when business is weak and inventories are excessive,  a phenomenon that MtronPTI has experienced in the recent economic  slowdown.  As a result,  MtronPTI's  backlog as of any particular date may not be representative of actual net sales for any succeeding period.

                                       11

MTRONPTI RELIES UPON ONE CONTRACT  MANUFACTURER FOR A SIGNIFICANT PORTION OF ITS
FINISHED  PRODUCTS,  AND A DISRUPTION IN ITS RELATIONSHIP  COULD HAVE A NEGATIVE
IMPACT ON MTRONPTI'S SALES.

            In 2004,  approximately 12% of MtronPTI's net sales was attributable
to  finished  products  that  were  manufactured  by  an  independent   contract
manufacturer  located in both Korea and China.  We expect this  manufacturer  to account for a smaller but  substantial  portion of MtronPTI's  net sales in 2005 and a material portion of MtronPTI's sales for the next several years.  MtronPTI does not have a written,  long-term supply contract with this  manufacturer.  If this manufacturer  becomes unable to provide products in the quantities  needed, or at acceptable prices,  MtronPTI would have to identify and qualify acceptable replacement  manufacturers  or  manufacture  the  products  internally.  Due  to specific  product  knowledge and process  capability,  MtronPTI could  encounter difficulties  in  locating,  qualifying  and  entering  into  arrangements  with replacement manufacturers. As a result, a reduction in the production capability or financial viability of this manufacturer, or a termination of, or significant interruption in, MtronPTI's  relationship with this manufacturer,  may adversely affect MtronPTI's results of operations and our financial condition.

CONTINUED MARKET ACCEPTANCE OF MTRONPTI'S  PACKAGED QUARTZ CRYSTALS,  OSCILLATOR
MODULES AND  ELECTRONIC  FILTERS IS CRITICAL TO OUR SUCCESS,  BECAUSE  FREQUENCY
CONTROL DEVICES ACCOUNT FOR NEARLY ALL OF MTRONPTI'S SALES.

            Virtually all of MtronPTI's  2003 and 2004 net sales came from sales of  frequency  control  devices,  which  consist of  packaged  quartz  crystals, oscillator modules and electronic filters. We expect that this product line will continue  to  account  for  substantially  all of  MtronPTI's  net sales for the foreseeable  future.  Any decline in demand for this  product line or failure to achieve continued market acceptance of existing and new versions of this product line may harm MtronPTI's business and our financial condition.

MTRONPTI'S  FUTURE RATE OF GROWTH IS HIGHLY  DEPENDENT  ON THE  DEVELOPMENT  AND
GROWTH OF THE MARKET FOR COMMUNICATIONS AND NETWORK EQUIPMENT.

            MtronPTI's business depends heavily upon capital expenditures by the providers  of  communications  and network  services.  In 2004,  the majority of
MtronPTI's  net  sales  were to  manufacturers  of  communications  and  network infrastructure  equipment,  including  indirect sales through  distributors  and contract  manufacturers.  In 2005,  MtronPTI  expects a smaller but  significant portion of its net sales to be to  manufacturers of  communications  and network
infrastructure   equipment.   MtronPTI   intends  to   increase   its  sales  to
communications and network infrastructure equipment manufacturers in the future.
Communications  and  network  service  providers  have  experienced  periods  of capacity shortage and periods of excess capacity. In periods of excess capacity, communications systems and network operators cut purchases of capital equipment, including  equipment that incorporates  MtronPTI's  products.  A slowdown in the manufacture and purchase of communications and network infrastructure  equipment could  substantially  reduce  MtronPTI's  net sales and  operating  results  and
adversely  affect  our  financial  condition.   Moreover,   if  the  market  for
communications  or network  infrastructure  equipment fails to grow as expected,
MtronPTI  may be unable to sustain its growth.  In addition,  MtronPTI's  growth depends  upon the  acceptance  of its  products  by  communications  and network

                                       12

infrastructure equipment manufacturers.  If, for any reason, these manufacturers do not find  MtronPTI's  products to be  appropriate  for their use,  our future growth will be adversely affected.

COMMUNICATIONS AND NETWORK INFRASTRUCTURE  EQUIPMENT MANUFACTURERS  INCREASINGLY
RELY UPON CONTRACT MANUFACTURERS, THEREBY DIMINISHING MTRONPTI'S ABILITY TO SELL
ITS PRODUCTS DIRECTLY TO THOSE EQUIPMENT MANUFACTURERS.

            There  is  a  growing   trend  among   communications   and  network
infrastructure  equipment  manufacturers to outsource the manufacturing of their equipment  or  components.  As a result,  MtronPTI's  ability to persuade  these original  equipment  manufacturers to specify our products has been reduced and, in the absence of a  manufacturer's  specification of MtronPTI's  products,  the prices that MtronPTI can charge for them may be subject to greater competition.

MTRONPTI'S  GOVERNMENT  CONTRACTS CONTAIN  PROVISIONS THAT ARE UNFAVORABLE TO IT
AND HAVE A NUMBER OF SPECIFIC RISKS THAT MAY RESULT IN LOST ORDERS AND PROFITS.

            Many  of  MtronPTI's  contracts  with  government  agencies  contain provisions that give the governments  rights and remedies not typically found in private commercial contracts, including provisions enabling the government to:

            o  terminate  or cancel  existing  contracts  without good reason or penalty;
            o  suspend MtronPTI from doing business with a foreign government or prevent MtronPTI from selling its products in certain countries;
            o  audit  and  object  to  MtronPTI's   contract-related  costs  and
               expenses, including allocated indirect costs; and
            o  change  specific  terms and  conditions in MtronPTI's  contracts, including  changes that would reduce the value of the contract to
               MtronPTI.

            MtronPTI's  business  generated from  government  contracts could be materially and adversely affected if:

            o  MtronPTI's  reputation or relationship  with government  agencies were impaired;
            o  MtronPTI were suspended or otherwise  prohibited from contracting with a domestic or foreign government;
            o  any of MtronPTI's  products were to fail to meet the requirements of certain applicable  specified military standards;
            o  levels of government spending were to decrease;
            o  MtronPTI were barred from entering into new government  contracts or extending existing government contracts based on violations or suspected violations of laws or regulations; or
            o  MtronPTI were not granted security clearances required to provide its  services  and  solutions to  governments,  or such  security clearances were revoked.

                                       13

FUTURE CHANGES IN MTRONPTI'S  ENVIRONMENTAL LIABILITY AND COMPLIANCE OBLIGATIONS
MAY INCREASE COSTS AND DECREASE PROFITABILITY.

            MtronPTI's   manufacturing   operations,   products  and/or  product
packaging  are  subject to  environmental  laws and  regulations  governing  air emissions,  wastewater discharges, and the handling, disposal and remediation of hazardous substances,  wastes and other chemicals.  In addition,  more stringent environmental  regulations may be enacted in the future, and we cannot presently determine the  modifications,  if any, in MtronPTI's  operations that any future regulations  might require,  or the cost of compliance  that would be associated with these regulations.

MTRONPTI  MAY BE UNABLE TO MODIFY ITS PRODUCTS OR MAY INCUR  INCREASED  COSTS TO
MEET  THE  REQUIREMENTS  OF  THE  EUROPEAN  UNION'S   RESTRICTION  ON  HAZARDOUS
SUBSTANCES DIRECTIVE.

            MtronPTI may be unable to modify its products or may incur increased costs to meet the requirements of the European Union's  Restriction on Hazardous
Substances Directive. If MtronPTI is unable to comply with these regulations, it may not be permitted to ship its products to the European Union.

LYNCH SYSTEMS'  REVENUE IS LARGELY  DEPENDENT ON DEMAND FOR ITS  TELEVISIONS AND
COMPUTER  MONITORS BASED ON CATHODE-RAY  TUBE  TECHNOLOGY.  THIS TECHNOLOGY WILL
EVENTUALLY BE REPLACED BY PLASMA AND LIQUID CRYSTAL DISPLAYS.

            Lynch Systems  generates a  significant  portion of its revenue from sales to glass producers that supply  television and computer  monitor  displays that are based on  cathode-ray  tube  technology.  This market is being  rapidly penetrated  by  thinner,  lighter  weight  plasma  displays  and liquid  crystal displays.  Although cathode-ray tube televisions and computer monitors currently retain  advantages  in image  quality and price,  glass  producers are investing billions  of dollars to improve  the quality and lower the unit price of plasma, liquid  crystal and other display types.  We believe that market  penetration by plasma and liquid crystal display  producers will continue and eventually render obsolete cathode-ray tube technology and this Lynch Systems product line.

LYNCH SYSTEMS' DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS EXPOSES IT TO OPERATING
RISKS.

            Lynch  Systems'  sales to its ten largest  customers  accounted  for approximately  80% of its net sales in 2004, 2003 and 2002. Lynch Systems' sales to its largest customer  accounted for approximately 36%, 42% and 27% of its net sales in 2004,  2003 and 2002.  If a  significant  customer  reduces,  delays or cancels its orders for any reason,  the  business and results of  operations  of
Lynch Systems would be negatively affected.

AN ORDER TO BUILD MULTIPLE MACHINES IN THE FUTURE WITH A SIGNIFICANT CUSTOMER IN
THE  TABLEWARE  MARKET  IS  CONTINGENT  UPON  THE  SUCCESSFUL  INSTALLATION  AND
OPERATION OF THE MACHINES CURRENTLY IN PRODUCTION.

            Lynch  Systems  has a  significant  order  for  glass  manufacturing machines  that are  scheduled  to be shipped  and  installed  in the  customer's factories in 2005. We expect that this contract will represent approximately 33%

                                       14

of Lynch Systems' revenues in 2005. Many of these machines utilize new processes and require  customer  training.  The ability of the  customer's  personnel  and resources to operate these machines  successfully  is critical.  If the customer does not  realize the full  benefit  from these  machines,  new orders from this customer may be canceled.

THE RESULTS OF LYNCH  SYSTEMS'  OPERATIONS  ARE SUBJECT TO  FLUCTUATIONS  IN THE
AVAILABILITY AND COST OF STEEL USED TO MANUFACTURE GLASS FORMING EQUIPMENT.

            Lynch Systems uses large amounts of steel to  manufacture  its glass forming  equipment.  The price of steel has risen  substantially  and demand for steel is very  high.  Lynch  Systems  has  only  been  able to pass  some of the increased costs to its customers.  As a result, Lynch Systems' profit margins on glass forming  equipment  have  decreased.  If the price of and demand for steel continues to rise, our profit margins will continue to decrease.

LYNCH SYSTEMS MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY.

            The success of Lynch Systems'  business  depends,  in part, upon its ability to protect  trade  secrets,  designs,  drawings and  patents,  obtain or license  patents and operate  without  infringing on the  intellectual  property rights of  others.  Lynch  Systems  relies on a  combination  of trade  secrets, designs, drawings,  patents,  nondisclosure agreements and technical measures to protect its proprietary  rights in its products and technology.  The steps taken by Lynch Systems in this regard may not be adequate to prevent  misappropriation of its  technology.  In addition,  the laws of some  foreign  countries in which
Lynch Systems operates do not protect its proprietary  rights to the same extent as do the  laws of the  United  States.  Although  Lynch  Systems  continues  to evaluate and  implement  protective  measures,  we cannot  assure you that these efforts will be successful. Lynch Systems' inability to protect its intellectual property rights could diminish or eliminate the  competitive  advantages that it derives from its technology, cause Lynch Systems to lose sales or otherwise harm its business.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

            This  prospectus and documents  incorporated  by reference into this prospectus contain forward-looking  statements within the meaning of Section 27A of the  Securities  Act of 1933, as amended,  and Section 21E of the  Securities
Exchange Act of 1934, as amended,  that are not historical facts, but rather are based on current expectations,  estimates and projections about our business and industry, our beliefs and assumptions.  Words such as "anticipates,"  "expects,"
"intends," "plans,"  "believes,"  "seeks,"  "estimates," and variations of these
words  and  similar   expressions  are  intended  to  identify   forward-looking
statements. These statements are based on our current plans and expectations and involve risks and uncertainties over which we have no control,  that could cause actual future  activities  and results of operations to be materially  different from those set forth in the forward-looking  statements.  Important factors that could cause actual future  activities  and operating  results to differ  include fluctuating  demand for capital goods such as large glass presses,  delay in the recovery  of demand for  components  used by  telecommunications  infrastructure manufacturers and exposure to foreign economies. Important information regarding risks and uncertainties is also set forth elsewhere in this document,  including in those  described in "Risk Factors"  beginning on page 5, as well as elsewhere in  this  prospectus  and in  documents  incorporated  by  reference  into  this
prospectus.   You  are   cautioned   not  to  place  undue   reliance  on  these

                                       15

forward-looking  statements,  which reflect our management's view only as of the date of  this  prospectus  or as of the  date of any  document  incorporated  by reference into this prospectus.  All subsequent written or oral  forward-looking statements  attributable  to us or persons  acting on our  behalf are  expressly qualified  in their  entirety by these  cautionary  statements.  We undertake no obligation  to update these  statements  or publicly  release the results of any revisions to the  forward-looking  statements that we may make to reflect events or  circumstances  after the date of this prospectus or the date of any document incorporated  into this prospectus or to reflect the occurrence of unanticipated events.

            You are also urged to  carefully  review and  consider  the  various disclosures  made by us in this  document,  as  well  as in our  prior  periodic reports on Forms 10-K,  10-Q and 8-K,  filed with the  Securities  and  Exchange
Commission and listed under the caption  "Incorporation by Reference" on page 31 of this prospectus.

            We make available,  free of charge,  our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, if any.

            We  also  make  this   information   available  on  our  website  at
WWW.LYNCHCORP.COM.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

            Our authorized  capital consists of 10,000,000  common shares with a par value of $.0.01 per share.  As of July 31,  2005,  there were  approximately
1,617,526 common shares issued and outstanding. Additionally, there were 600,000 common shares  reserved for issuance  upon exercise of options  granted or to be granted  pursuant  our 2001  Equity  Incentive  Plan.  The holders of our common shares  are  entitled  to one vote for each  common  share held of record on all matters to be voted on by  shareholders.  The  holders of our common  shares are entitled to receive such  dividends,  if any, as may be declared by the Board of
Directors in its discretion out of funds legally available.  Upon liquidation or dissolution  of the  Company,  the holders of our common  shares are entitled to
receive  on  a  pro  rata  basis  all  assets   remaining  for  distribution  to
shareholders  after the  payment  of debts and  liquidation  preferences  on any capital stock. Our common shares have no preemptive or other subscription rights and  there  are no  other  conversion  rights  or  redemption  or  sinking  fund provisions with respect to such common shares.

            The  Company's  Transfer  Agent and  Registrar  is  Mellon  Investor
Services LLC.

                                USE OF PROCEEDS

            If all of the rights are exercised in full at $_______ per share, we would receive net cash proceeds of approximately $_______ million, after payment of fees and expenses.  No discount or  commission is payable in connection  with any such exercise.

            The funds, if any, received upon exercise of the rights will be used for  general  corporate  purposes,  working  capital  and to make  acquisitions, although the Company has not identified any specific acquisitions at this time.

                                       16

                              THE RIGHTS OFFERING

            Our Board of  Directors  has proposed  that we raise equity  capital through this offering to all of our  shareholders.  Through this prospectus,  we are offering  common  shares that rights  holders may purchase  upon  exercising their subscription rights.

SUBSCRIPTION RIGHTS

            BASIC SUBSCRIPTION  PRIVILEGE.  We will distribute to the holders of record of our common shares,  at the close of business on ___________,  2005, at no charge, one transferable  subscription right for each common share owned. The subscription rights will be evidenced by Subscription Certificates.  Every three such rights will entitle the holder to subscribe for one common share.  Assuming that all rights are exercised, including those that may be exercised as a result of the oversubscription  privilege, an aggregate of approximately 539,176 common shares will be sold. We will deliver to  subscribers  certificates  representing common shares purchased through the exercise of the basic subscription privilege
as  soon  as  practicable   after  the  expiration   date,   anticipated  to  be
approximately seven to 10 business days. You are not required to exercise any or all of your subscription rights.

            If, pursuant to the exercise of subscription  rights,  the number of common  shares that a rights holder would be entitled to receive would result in receipt of fractional  shares,  the  aggregate  number of common shares that the holder is entitled to purchase  will be rounded up to the nearest  whole number.
Rights holders will not receive cash in lieu of fractional shares.

            OVERSUBSCRIPTION  PRIVILEGE.  Subject  to the  allocation  described below, each  subscription  right will include an  oversubscription  privilege to purchase additional common shares that are not purchased by other rights holders pursuant to the other rights holders' basic  subscription  privileges.  A rights holder will be entitled to exercise its  oversubscription  privilege  only if it exercises  its basic  subscription  privilege  in full.  If the number of common shares remaining after the exercise of all basic subscription  privileges is not sufficient to satisfy  requests from all shareholders for common shares pursuant to oversubscription  privileges,  you will be allocated additional common shares pro rata,  based on the number of common shares you purchased  through the basic subscription  privilege in  proportion to the total number of common shares that
you  and  other  oversubscribing   shareholders   purchased  through  the  basic
subscription privilege. Once you have exercised your oversubscription privilege, you may not revoke your exercise.

            If you wish to exercise your oversubscription  privilege, you should indicate the number of additional  common shares that you would like to purchase in the space provided on your  Subscription  Certificate.  When you send in your
Subscription  Certificate,  you must also send the full  purchase  price for the number of  additional  common  shares that you have  requested  to purchase  (in addition to the  payment  due for common  shares  purchased  through  your basic subscription privilege). After all common shares requested pursuant to the basic subscription  privilege are allocated,  a  determination  will be made as to the number  of common  shares  available  for  issuance  under the  oversubscription
privilege.   For   purposes  of   allocating   the  common   shares   under  the
oversubscription privilege, there shall be calculated for each holder seeking to exercise  the  oversubscription  privilege a proration  factor.  This  proration factor  will be based on the  number  of  common  shares  purchased  by a holder through the basic  subscription  privilege in  proportion to the total number of

                                       17

common  shares  purchased  by all  holders  pursuant  to the basic  subscription privilege.  For each holder, this proration factor will be applied to the common shares  available for purchase upon exercise of the  oversubscription  privilege and common shares will be allocated  accordingly.  This process will be repeated until one of the following  conditions is met: (i) all oversubscribing  holders'
requests  are filled,  or (ii) there are no more  common  shares  available  for allocation.

            As soon as practicable  after the expiration  date,  Mellon Investor
Services LLC,  acting as our  subscription  agent,  will determine the number of common shares that you may purchase pursuant to the oversubscription  privilege.
You will receive certificates  representing these common shares and a refund for any excess  subscription  payments as soon as  practicable  after the expiration date,  anticipated  to be  approximately  seven to 10  business  days  after the expiration  date.  If you  request  and pay for  more  common  shares  than  are allocated  to  you,  we will  refund  that  overpayment,  without  interest.  In connection with the exercise of the oversubscription  privilege,  banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights that have been exercised, and the number
of  common  shares  that  are  being  requested  through  the   oversubscription
privilege,  by each  beneficial  owner on whose  behalf  the  nominee  holder is acting.

SUBSCRIPTION PRICE

            Three  subscription  rights  plus  $______  entitles  the  holder to purchase one common share.  The per share price  represents a discount of ____ %
from [the closing sale price of our common shares on ____ __, 2005] [the average of the closing sales prices of our common shares over the  __-trading day period ending _____ __, 2005].  The  subscription  price does not necessarily  bear any relationship to our past or expected  future results of operations,  cash flows, current financial  condition,  or any other  established  criteria for value. No change will be made to the cash  subscription  price by reason of changes in the trading price of our common shares prior to the closing of this offering.

DETERMINATION OF SUBSCRIPTION PRICE

            Our Board of Directors  set all of the terms and  conditions of this offering,  including the  subscription  price. In establishing  the subscription price, our Board of Directors considered the following factors:

            o  strategic alternatives for capital raising,
            o  the market price of our common shares,
            o  the pricing of similar transactions,
            o  the amount of proceeds desired,
            o  our business prospects,
            o  our recent and anticipated operating results, and
            o  general conditions in the securities markets.

            We determined the  subscription  price after taking into account the preceding  factors.  We did not seek or obtain any opinion of financial advisors or investment  bankers in establishing the subscription  price for the offering.

                                       18

You should not consider the subscription  price as an indication of the value of our company or our common shares.  We cannot assure you that you will be able to sell common shares purchased during this offering at a price equal to or greater than the subscription  price. On _________,  2005, the closing sale price of our common shares was $_____ per share.

EXPIRATION DATE, EXTENSIONS AND TERMINATION

            You may  exercise  your  subscription  right at any time before 5:00
p.m.,  New York City time, on __________,  2005,  the  expiration  date for this offering.  However,  we may  extend the  offering  period  for  exercising  your subscription  rights  in our sole  discretion,  but in no event by more  than 15 additional  days.  If you do not exercise  your  subscription  rights before the expiration date, your unexercised  subscription rights will be null and void. We will not be  obligated  to honor your  exercise  of  subscription  rights if the subscription  agent  receives the documents  relating to your exercise after the expiration  date,  regardless of when you transmitted the documents,  unless you have timely transmitted the documents under the guaranteed  delivery  procedures described below.

            We have the sole  discretion to extend the expiration date by giving oral or written  notice to the  subscription  agent on or before  the  scheduled expiration date. If we elect to extend the expiration of this offering,  we will issue a press release announcing the extension no later than 9:00 a.m., New York
City time, on the next business day after the most recently announced expiration date.

WITHDRAWAL AND AMENDMENT

            We reserve the right to withdraw or terminate  this  offering at any time for any reason. In the event that this offering is withdrawn or terminated, all funds received from  subscriptions by shareholders  will be returned as soon as  practicable,  anticipated  to be  approximately  three to five business days after such date of such withdrawal or termination.  Interest will not be payable on any returned funds.

            We reserve the right to amend the terms of this offering. If we make an amendment that we consider material, we will:

            o  mail notice of the amendment to all  shareholders of record as of the record date;
            o  extend the expiration date by at least 10 days; and
            o  offer  all  subscribers  no  less  than 10  days  to  revoke  any subscription already submitted.

            The extension of the expiration date will not, in and of itself,  be treated as a material amendment for these purposes.

INTENTIONS OF THE COMPANY'S OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS

            Our officers, directors and certain of their affiliates have advised us that they expect to exercise  the basic  subscription  privilege  under their rights and may exercise their oversubscription privilege.

                                       19

METHOD OF SUBSCRIPTION - EXERCISE OF SUBSCRIPTION RIGHTS

            You  may  exercise  your  subscription   rights  by  delivering  the
following to the  subscription  agent,  at or prior to 5:00 p.m.,  New York City time, on ______________, 2005, the date on which the rights expire:

            o  your  properly  completed and executed  Subscription  Certificate with any  required  signature  guarantees  or other  supplemental documentation; and
            o  your  full  subscription  price  payment  for each  common  share subscribed for under your basic  subscription  privilege and your oversubscription privilege.

            You  should  read  and  follow  the  Instructions  for Use of  Lynch
Corporation Subscription Certificates carefully.

SIGNATURE GUARANTEE MAY BE REQUIRED

            Your signature on each  Subscription  Certificate must be guaranteed by an  eligible  institution  such as a  member  firm of a  registered  national securities  exchange  or a member  of the  National  Association  of  Securities
Dealers,  Inc., or from a commercial  bank or trust company  having an office or correspondent in the United States,  subject to standards and procedures adopted by the subscription agent, unless:

            o  your Subscription  Certificate provides that common shares are to be  delivered  to you as  record  holder  of  those  subscription rights; or
            o  you are an eligible institution.

DELIVERY OF SUBSCRIPTION MATERIALS AND PAYMENT

            You should deliver your Subscription  Certificate and payment of the subscription  price  or,  if  applicable,  Notice  of  Guaranteed  Delivery  for
Subscription  Certificates,  to the  subscription  agent by mail,  by  overnight courier or by hand to:

BY UNITED STATES MAIL DELIVERY:          BY OVERNIGHT COURIER:                      BY HAND:
------------------------------           --------------------                       -------
Mellon Investor Services LLC       Mellon Investor Services LLC              Mellon Investor Services LLC
Post Office Box 3301               85 Challenger Road - Mail Drop - Reorg    120 Broadway, 13th Floor
South Hackensack, NJ 07606         Ridgefield Park, NJ 07660                 New York, NY 10271
Attn: Reorganization Department    Attn: Reorganization Department           Attn: Reorganization Department

            You are responsible for the method of delivery of your  Subscription
Certificate(s)  with your subscription price payment to the subscription  agent.
If you send your Subscription  Certificate(s)  and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with

                                       20

return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the time this offering expires.

            DO NOT SEND YOUR SUBSCRIPTION  CERTIFICATE(S) AND SUBSCRIPTION PRICE
PAYMENT TO THE COMPANY.  Your  delivery to an address other than the address set forth above will not constitute valid delivery.

METHOD OF PAYMENT

            Your payment of the subscription  price must be made in U.S. dollars for the full number of common shares you are  subscribing  (or  oversubscribing)
for by either bank draft (cashier's  check) or certified check drawn upon a U.S.
bank or money order payable to the subscription agent.

PLEASE  NOTE THAT  COMMON  SHARES  MAY NOT BE PAID FOR BY  UNCERTIFIED  PERSONAL
CHECK.

RECEIPT OF PAYMENT

            Your payment will be considered  received by the subscription  agent only upon receipt by the  subscription  agent of a certified check or bank draft drawn upon a U.S. bank or a money order.

CALCULATION OF SUBSCRIPTION RIGHTS EXERCISED

            If you do not  indicate  the  number of  subscription  rights  being exercised,  or do not forward full payment of the total  subscription  price for the number of subscription  rights that you indicate are being  exercised,  then you will be deemed to have  exercised  your basic  subscription  privilege  with respect to the maximum number of rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent.

YOUR FUNDS WILL BE HELD BY THE SUBSCRIPTION AGENT UNTIL COMMON SHARES ARE ISSUED

            The  subscription  agent will hold your payment of the  subscription price payment in a segregated  account with other  payments  received from other rights holders until we issue your common shares to you. If this offering is not completed,  or we do not apply  your full  subscription  price  payment  to your purchase  of  common  shares,  the  subscription  agent  will  return as soon as practicable, without interest, all excess subscription payments.

NO REVOCATION

            Once you have exercised your  subscription  privileges,  you may not revoke your exercise.  Subscription rights not exercised prior to the expiration date of this offering will expire.

TRANSFERABILITY OF RIGHTS

            The rights are transferable until the last business day prior to the expiration  date. A business day is a day on which the American  Stock  Exchange trades.  We have  applied to list the rights  and  expect to be  authorized  for

                                       21

trading  of the  rights on the  American  Stock  Exchange.  Any  commissions  in connection with the sale of rights will be paid by the selling rights holder. We cannot assure that a market for the rights will develop,  or the prices at which rights may be sold if a market does develop.

            You  may  transfer  all of the  rights,  including  oversubscription
rights,   evidenced  by  a  single  Subscription   Certificate  by  signing  the
Subscription  Certificate for transfer in accordance  with the appropriate  form printed  on the  Subscription  Certificate.  You may  transfer  a portion of the rights,  including  oversubscription  rights, evidenced by a single Subscription
Certificate  by  delivering  to Mellon  Investor  Services LLC the  Subscription
Certificate properly signed for transfer,  with separate written instructions to register a portion of the rights in the name of your  transferee  and to issue a new Subscription  Certificate to the transferee covering the transferred rights.
In that event and by appropriate written instructions,  you may elect to receive a new Subscription Certificate covering the rights you did not transfer.

            If you wish to transfer all or a portion of your rights,  you should allow a sufficient amount of time prior to the expiration time for:

            o  the transfer  instructions to be received and processed by Mellon
               Investor  Services  LLC;
            o  new Subscription Certificates to be issued and transmitted; and
            o  the rights evidenced by the new  Subscription  Certificates to be exercised or sold by the intended recipients.

            It may require from two to 10 business  days,  or more,  to complete transfers of rights, depending upon how you deliver the Subscription Certificate and payment and the number of transactions you request.  Neither the Company nor the  subscription  agent  will be liable to you or any  transferee  of rights if
Subscription  Certificates  or any other required  documents are not received in time for exercise or sale prior to the expiration time.

            If  you  exercise  or  sell  rights  in  part,  a  new  Subscription
Certificate  for  the  remaining  rights  will  be  issued  to you  only  if the subscription  agent receives a properly endorsed  Subscription  Certificate from you no later than 5:00 p.m.,  Eastern Time,  on the fifth  business day prior to the expiration  date.  The  subscription  agent will not issue new  Subscription
Certificates for partially exercised or sold Subscription Certificates submitted after that time and date. If you do submit a Subscription Certificate after that time and  date,  you will not be able to  exercise  the  unexercised  or  unsold rights.

            Unless you make other  arrangements  with the subscription  agent, a new Subscription  Certificate issued after 5:00 p.m., Eastern Time, on the fifth business day before the expiration date will be held for pick-up by you at:

                                Mellon Bank, N.A.
                          c/o Mellon Investor Services
                            120 Broadway, 13th Floor
                            New York, New York 10271
                         Attn: Reorganization Department

                                       22

            If you  request a  reissuance  of a  Subscription  Certificate,  the delivery of that document will be at your risk.

            You,  and  not  the  Company  or the  subscription  agent,  will  be responsible  for  paying any  commissions,  fees and other  expenses,  including brokerage  commissions and transfer  taxes,  that you may incur in the purchase, sale or exercise of rights.

ISSUANCE OF SHARE CERTIFICATES

            Share certificates for common shares purchased in this offering will be issued as soon as practicable  after the expiration  date,  anticipated to be approximately  seven  to  10  business  days  after  the  expiration  date.  Our
subscription  agent  will  deliver  subscription   payments  to  us  only  after
consummation  of this  offering  and the issuance of share  certificates  to our shareholders  that  exercised  rights.  Unless you  instruct  otherwise  in your
Subscription  Certificate  form,  common  shares  purchased  by the  exercise of subscription  rights will be registered in the name of the person exercising the rights.

GUARANTEED DELIVERY PROCEDURES

            If you wish to exercise  your  subscription  rights,  but you do not have sufficient  time to deliver the  Subscription  Certificate  evidencing your rights to the subscription agent on or before the time your subscription  rights expire,  you may exercise your subscription  rights by the following  guaranteed delivery procedures:

            o  deliver your  subscription  price payment in full for each common share you  subscribed for under your  subscription  privileges in the manner set forth in "Method of Payment"  to the  subscription agent on or prior to the expiration date;
            o  deliver  the form  entitled  Notice of  Guaranteed  Delivery  for
               Subscription  Certificates,  substantially  in the form  provided with the Instructions as to Use of Lynch Corporation Subscription
               Certificates distributed with your Subscription Certificates,  at or prior to the expiration date; and
            o  deliver   the   properly   completed   Subscription   Certificate
               evidencing  your rights being  exercised and the related  nominee holder certification, if applicable, with any required signatures guaranteed,  to the subscription agent within three business days following the expiration date.

            Your Notice of  Guaranteed  Delivery for  Subscription  Certificates
must be delivered in substantially  the same form provided with the Instructions as to  Use  of  Lynch  Corporation  Subscription  Certificates,  which  will  be distributed to you with your Subscription Certificate. Your Notice of Guaranteed
Delivery for Subscription  Certificates must come from an eligible  institution, or other eligible  guarantee  institutions which are members of, or participants in, a signature guarantee program acceptable to the subscription agent.

                                       23

            In your Notice of Guaranteed Delivery for Subscription Certificates,
you must state:

            o  your name;
            o  the   number  of   subscription   rights   represented   by  your
               Subscription Certificates and the number of common shares you are subscribing (and oversubscribing) for; and
            o  your  guarantee that you will deliver to the  subscription  agent any Subscription  Certificates evidencing the subscription rights you are  exercising  within three  business  days  following  the expiration date.

            You may deliver your Notice of Guaranteed  Delivery for Subscription
Certificates to the subscription  agent in the same manner as your  Subscription
Certificates  at the address set forth above  under  "Delivery  of  Subscription
Materials and  Payment."  Alternately,  on the third  business day following the expiration  date ONLY,  you may transmit your Notice of Guaranteed  Delivery for
Subscription  Certificates to the subscription agent via facsimile  transmission
(Facsimile No.:  201-296-4293).  ALL FACSIMILE DELIVERIES MUST BE CONFIRMED.  To
confirm facsimile deliveries, you must call 201-296-4860.

            Please call the information  agent to request any additional  copies of the form of Notice of Guaranteed  Delivery for Subscription  Certificates you
may need.

DETERMINATIONS REGARDING THE EXERCISE OF YOUR SUBSCRIPTION RIGHTS

            We will decide all questions  concerning the  timeliness,  validity, form and  eligibility  of your  exercise  of your  subscription  rights  and our determinations will be final and binding. We, in our sole discretion,  may waive any defect or  irregularity,  or permit a defect or irregularity to be corrected within such time as we may  determine.  Non-material  defects or  irregularities that do not result in multiple potential interpretations will be waived. In such event, we will treat any identical  defects or  irregularities  the same way for all shareholders.  We may reject the exercise of any of your subscription rights because  of any  defect or  irregularity.  We will not  receive  or  accept  any subscription  until all  irregularities  have been  waived by us or cured by you within such time as we decide, in our sole discretion.

            Neither  we nor the  subscription  agent  will be under  any duty to notify you of any defect or  irregularity  in connection with your submission of
Subscription Certificates and we will not be liable for failure to notify you of any defect or  irregularity.  We reserve  the right to reject  your  exercise of subscription rights if your exercise is not in accordance with the terms of this offering or in proper form.  We will also not accept your  exercise of rights if our issuance of common shares to you could be deemed  unlawful under  applicable law or is materially burdensome to us. Under Section 18 of the Securities Act of
1933, as amended,  our common stock and the  subscription  rights offered hereby are exempt from state  regulation  or "blue sky" laws because our common  shares are listed on the American Stock Exchange.

            If you are given notice of a defect in your  subscription,  you will have five  business days after the giving of notice to correct it. You will not, however, be allowed to cure any defect later than 5:00 p.m., New York City time, on ________________, 2005. We will not consider an exercise to be made until all defects have been cured or waived.

                                       24

NOTICE TO BANKERS, TRUSTEES OR OTHER DEPOSITARIES

            If you are a broker,  a trustee or a depositary  for  securities who holds  common  shares for the  account of others at the close of business on the record date, you should notify the respective  beneficial  owners of such common shares of this  offering as soon as possible to find out their  intentions  with respect to exercising their subscription  rights. You should obtain instructions from the beneficial owners with respect to the subscription rights, as set forth in the instructions we have provided to you for your  distribution to beneficial
owners.  If  the  beneficial  owner  so  instructs,   you  should  complete  the
appropriate Subscription  Certificates and submit them to the subscription agent with the proper payment. If you hold common shares for the accounts of more than one  beneficial  owner,  you may exercise the number of  subscription  rights to which all such  beneficial  owners in the  aggregate  otherwise  would have been entitled had they been direct record  holders of our common shares on the record date,  provided that you, as a nominee record  holder,  make a proper showing to
the   subscription   agent  by  submitting  the  form  entitled  Nominee  Holder
Certification which we will provide to you with your offering materials.

NOTICE TO BENEFICIAL OWNERS

            If you are a beneficial  owner of our common  shares or will receive your subscription  rights through a broker,  custodian bank or other nominee, we will ask your  broker,  custodian  bank or other  nominee  to notify you of this offering.  If you wish to exercise your  subscription  rights,  you will need to have your  broker,  custodian  bank or other  nominee  act for you.  If you hold certificates of our common shares directly and would prefer to have your broker, custodian bank or other nominee exercise your  subscription  rights,  you should contact  your  nominee  and  request it to effect the  transaction  for you.  To indicate  your  decision with respect to your  subscription  rights,  you should complete and return to your  broker,  custodian  bank or other  nominee the form entitled  Beneficial Owner Election Form. You should receive this form from your broker,  custodian bank or other nominee with the other offering  materials.  If you wish to obtain a separate Subscription  Certificate,  you should contact the nominee as soon as possible and request that a separate Subscription Certificate be issued to you.

COMMON SHARES OUTSTANDING AFTER THIS OFFERING

            Upon the  issuance  of the common  shares  offered in this  offering
(assuming that all of the subscription  rights are exercised),  2,156,702 common shares will be issued and  outstanding.  This would represent an approximate 33%
increase in the number of outstanding  common shares.  If only 10% or 50% of the subscription  rights are exercised,  then 1,671,444 and 1,887,114  common shares will be issued and outstanding, respectively, which represents an approximate 3%
and 17% increase in the number of outstanding common shares, respectively.

SUBSCRIPTION AGENT

            We have appointed Mellon Investor Services LLC as subscription agent for this offering. We will pay the fees and certain expenses of the subscription agent,  which we estimate will total  approximately  $__________.  Under certain circumstances,  we may indemnify the subscription agent from certain liabilities that may arise in connection with this offering.

                                       25

INFORMATION AGENT

            We have appointed Mellon Investor  Services LLC as information agent for this offering.  We will pay the fees and certain expenses of the information agent,  which we estimate will total  approximately  $__________.  Under certain circumstances,  we may indemnify the information agent from certain  liabilities that may arise in connection with this offering.

FEES AND EXPENSES

            Other  than  for  fees  charged  by the  information  agent  and the subscription agent, you are responsible for paying any other commissions,  fees, taxes or  other  expenses  incurred  in  connection  with  the  exercise  of the subscription  rights.  Neither we, the  information  agent nor the  subscription agent will pay such expenses.

NO BOARD RECOMMENDATION

            An investment  in our common  shares must be made  according to each investor's  evaluation  of its own best  interests.  Accordingly,  our  Board of
Directors  makes no  recommendation  to rights  holders  regarding  whether they should exercise their subscription  rights. Our officers,  directors and certain of their  affiliates  have  advised us that they  expect to  exercise  the basic
subscription   privilege   under   their   rights   and   may   exercise   their
oversubscription  privilege.  John  C.  Ferrara  (Chief  Executive  Officer  and
Director),  Marc Gabelli (Chairman of the Board of Directors and 5% holder),  E.
Val Cerutti (Director),  Avrum Gray (Director),  Anthony R. Pustorino (Director)
and Eugene Hynes (Vice President)  collectively  beneficially own 349,198 common shares or 21.6% of the common shares  outstanding as of July 31, 2005.  Assuming that each of the  persons  mentioned  above  exercises  his  basic  subscription privilege in full,  they will  collectively  own an  additional  116,401  common shares, or a total of 465,599 common shares after this offering is completed.

IF YOU HAVE QUESTIONS ABOUT EXERCISING RIGHTS

            If you have  questions or need  assistance  concerning the procedure for exercising  subscription  rights,  or if you would like additional copies of this prospectus or other forms related to this offering,  you should contact the information agent at the following address and telephone number:

BY UNITED STATES MAIL DELIVERY:          BY OVERNIGHT COURIER:                      BY HAND:
------------------------------           --------------------                       -------
Mellon Investor Services LLC       Mellon Investor Services LLC              Mellon Investor Services LLC
Post Office Box 3301               85 Challenger Road - Mail Drop - Reorg    120 Broadway, 13th Floor
South Hackensack, NJ 07606         Ridgefield Park, NJ 07660                 New York, NY 10271
Attn: Reorganization Department    Attn: Reorganization Department           Attn: Reorganization Department

                       Toll Free Telephone: (866) 340-1578
                Direct Line for Banks and Brokers: (201) 373-5156

                                       26

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

            The following  discussion is a summary of the material U.S.  federal income tax  consequences  of (i) the  dividend by us of  subscription  rights to holders of common  shares  that hold such common  shares as a capital  asset for federal  income  tax  purposes,  and  (ii) the  exercise  of such  rights.  This discussion is based on laws, regulations, rulings and decisions in effect on the date of this  prospectus,  all of which are  subject  to change  (possibly  with retroactive  effect) and to differing  interpretations.  This discussion applies only to holders that are U.S. persons, which is defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate
(other  than a  foreign  estate),  and any trust so long as a court  within  the
United States is able to exercise primary supervision over the administration of the  trust  and one or more U.S.  persons  have the  authority  to  control  all substantial decisions of the trust.  Generally,  for federal income tax purposes an estate is  classified  as a "foreign  estate"  based on the  location  of the estate assets, the country of the estate's domiciliary  administration,  and the nationality and residency of the domiciliary's personal representative.

            This  discussion  does not  address  all  aspects of federal  income taxation  that  may  be  relevant  to  holders  in  light  of  their  particular circumstances  or to holders who may be subject to special tax  treatment  under the Internal Revenue Code of 1986, as amended,  including  holders of options or warrants,  holders who are dealers in  securities or foreign  currency,  foreign persons (defined as all persons other than U.S. persons),  insurance  companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold common  shares as part of a hedge,  straddle,  conversion or other risk reduction transaction, or who acquired common shares pursuant to the exercise of compensatory share options or warrants or otherwise as compensation.

            We have not  sought,  and will not seek,  an opinion of counsel or a ruling from the  Internal  Revenue  Service  regarding  the  federal  income tax consequences  of the  distribution  of the rights or the related share issuance.
The following  summary does not address the tax consequences of the distribution of the rights or the related share issuance under foreign,  state,  or local tax laws.  ACCORDINGLY,  EACH  HOLDER OF COMMON  SHARES  SHOULD  CONSULT ITS OWN TAX
ADVISOR WITH RESPECT TO THE PARTICULAR TAX  CONSEQUENCES OF THE  DISTRIBUTION OF
THE RIGHTS OR THE RELATED COMMON SHARE ISSUANCE TO SUCH HOLDER.

            The federal income tax consequences for a holder of common shares on the  receipt of  subscription  rights  and the  exercise  of such  rights are as follows:

            o  A holder will not recognize taxable income for federal income tax purposes in connection with the receipt of subscription rights.

            o  Except as provided in the  following  sentence,  the tax basis of the  subscription  rights  received by a holder will be zero.  If either (i) the fair market  value of the  subscription  rights on

                                       27

               the date such subscription  rights are distributed is equal to at least 15% of the fair  market  value on such  date of the  common shares with respect to which the subscription rights are received or (ii) the holder  irrevocably  elects, by attaching a statement to its federal  income tax return for the  taxable  year in which the subscription rights are received, to allocate part of the tax basis of such common shares to the subscription rights, then upon exercise of the  subscription  rights,  the holder's tax basis in the common shares will be allocated between the common shares and the  subscription  rights in proportion to their  respective fair
               market   values  on  the  date  the   subscription   rights   are
               distributed.  A  holder's  holding  period  for the  subscription rights received will include the holder's  holding period for the common shares with respect to which the subscription  rights were received. We intend to notify the holders whether the fair market value of the subscription  rights will equal or exceed 15% of the fair market value of the common shares to which the  subscription rights  relate and the fair  market  value of those  subscription rights.

            o  A holder  that  sells  the  subscription  rights  will  recognize capital gain or loss,  depending on the amount  realized upon the sale and the  holder's  tax  basis  (if any) in the  subscription rights.  The  gain  or  loss  will  be  long-term  or  short-term depending on the  holder's  holding  period for the  subscription rights (discussed above).

            o  A holder that allows the  subscription  rights received to expire will not  recognize  any gain or loss,  and the tax  basis of the common  shares  owned by such holder  with  respect to which such subscription  rights  were  distributed  will be equal to the tax basis of such common shares immediately before the receipt of the subscription rights.

            o  A holder will not recognize any gain or loss upon the exercise of the subscription rights.

            o  The tax basis of the common shares acquired  through  exercise of the  subscription  rights will equal the sum of the  subscription price for the common  shares and the holder's tax basis,  if any, in the subscription rights as described above.

            o  The  holding  period  for  the  common  shares  acquired  through exercise  of the  subscription  rights will begin on the date the subscription rights are exercised.

                              PLAN OF DISTRIBUTION

            We are offering our common shares  underlying the rights directly to you. We have not employed any brokers,  dealers or  underwriters  in  connection with the solicitation or exercise of subscription rights in this offering and no commissions,  fees or discounts  will be paid in connection  with this offering.
Mellon Investor  Services LLC is acting as our subscription  agent to effect the exercise  of the  rights  and the  issuance  of the  underlying  common  shares.
Therefore,  we anticipate that our officers' and employees' role will be limited to:

            o  Responding  to inquiries of  potential  purchasers,  provided the response is limited to information  contained in the registration statement of which this prospectus is a part; and
            o  Ministerial and clerical work involved in effecting  transactions pertaining to the sale of common shares underlying the rights.

                                       28

            We intend to  distribute  and deliver this  prospectus by hand or by mail  only,  and not by  electronic  delivery.  Also,  we intend to use  printed prospectuses only, and not any other forms of prospectus.

            We have  distributed  to the holders of record of our common shares, at the close of business on  __________,  2005, at no charge,  one  transferable subscription  right for each common share they own. Every three such rights will entitle  the holder  thereof to  subscribe  for a right to  purchase  one of our common shares at a subscription  price of $_____ per share. You may exercise any number of your  subscription  rights,  or you may  choose  not to  exercise  any subscription  rights. We will not distribute any fractional common shares or pay cash in lieu of fractional common shares, but will round up the aggregate number of common shares you are entitled to receive to the nearest whole number.

            We do not expect that all of our  shareholders  will exercise all of their basic subscription privileges. By extending oversubscription privileges to our shareholders, we are providing shareholders that exercise all of their basic subscription  privileges  with the  opportunity  to purchase those common shares that are not purchased by other shareholders.

            If you wish to exercise your oversubscription  privilege, you should indicate the number of additional  common shares that you would like to purchase in the space provided on your  Subscription  Certificate.  When you send in your
Subscription  Certificate,  you must also send the full  purchase  price for the number of  additional  common  shares that you have  requested  to purchase  (in addition to the  payment  due for common  shares  purchased  through  your basic subscription  privilege).  If the number of common  shares  remaining  after the exercise of all basic  subscription  privileges is not sufficient to satisfy all requests for common shares pursuant to oversubscription  privileges, you will be
allocated   additional  common  shares  pro  rata  (subject  to  elimination  of fractional  common  shares),  based on the number of common shares you purchased through the basic  subscription  privilege in  proportion to the total number of common shares that you and other oversubscribing  shareholders purchased through the basic subscription  privilege.  However, if your pro rata allocation exceeds the number of common shares you requested on your Subscription Certificate, then you will receive only the number of common  shares that you  requested,  and the remaining  common  shares from your pro rata  allocation  will be divided  among other rights holders exercising their oversubscription privileges.

            As soon as practicable  after the expiration  date,  Mellon Investor
Services LLC, acting as our subscription agent, and we will determine the number of  common  shares  that  you  may  purchase  pursuant  to the  oversubscription privilege.  You will receive  certificates  representing  these common shares as soon as practicable  after the expiration date,  anticipated to be approximately seven to 10 business days after the expiration  date. If you request and pay for more common shares than are  allocated to you, we will refund that  overpayment, without  interest.  In  connection  with the  exercise  of the  oversubscription privilege,  banks,  brokers and other nominee holders of subscription rights who act on behalf of beneficial  owners will be required to certify to us and to the subscription  agent as to the aggregate number of subscription  rights that have been exercised, and the number of common shares that are being requested through the  oversubscription  privilege,  by each beneficial  owner on whose behalf the nominee holder is acting.

                                       29

            We will pay Mellon Investor Services LLC, as the information  agent, a fee of approximately  $______ plus expenses,  and as the subscription agent, a fee of  approximately  $________ plus  expenses,  for its services in connection
with  this   offering.   We  also  have  agreed  to  indemnify,   under  certain
circumstances,  Mellon  Investor  Services  LLC, in its capacity as  information agent and subscription agent, from any liability it may incur in connection with this offering.

            Our  subscription  rights  will  be  listed  on the  American  Stock
Exchange  under the symbol  "LGL.RT." Our common shares issued upon the exercise of  subscription  rights will be listed on the American Stock Exchange under the symbol  "LGL," the same symbol  under  which our  currently  outstanding  common shares now trade.

                                  LEGAL MATTERS

            The  validity of the common  shares  offered  hereby has been passed upon by Olshan  Grundman Frome  Rosenzweig & Wolosky LLP, Park Avenue Tower,  65
East 55th Street, New York, New York 10022.

                                     EXPERTS

            Ernst & Young LLP,  independent  registered  public accounting firm, has audited our consolidated  financial statements and schedules included in our
Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this registration statement.
Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

            This prospectus is accompanied by a copy of our latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

                       WHERE YOU CAN FIND MORE INFORMATION

            We have filed a registration  statement on Form S-2 with the SEC for our common shares offered in this offering. This prospectus does not contain all the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information.  Whenever we make references in this prospectus to any of our contracts,  agreements or other documents,  the references are not necessarily  complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

            The  SEC  maintains  an  Internet  site at  http://www.sec.gov  that contains  reports,  proxy and  information  statements,  and  other  information regarding  us. You may also read and copy any  document  we file with the SEC at its Public  Reference Room at 450 Fifth Street,  N.W.,  Washington,  D.C. 20549.
Please call the SEC at 1-800-SEC-0330  for further  information on the operation of the Public Reference Room.

                                       30

            Our common shares are listed on the American  Stock Exchange and our reports and other  information  about us may also be inspected at the offices of the  American  Stock  Exchange at 86 Trinity  Place,  New York,  New York 10006.
Additional  information  about us is available over the Internet at our web site at WWW.LYNCHCORP.COM.

                           INCORPORATION BY REFERENCE

            The following documents filed by us with the SEC are incorporated by reference in this prospectus:

(1)   Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;
(2)   Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;
(3)   Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005;
(4)   Our Current Report on Form 8-K/A filed on January 3, 2005;
(5)   Our Current Report on Form 8-K filed on January 4, 2005;
(6)   Our Current Report on Form 8-K filed on April 29, 2005;
(7)   Our Current Report on Form 8-K filed on May 16, 2005;
(8)   Our Current Report on Form 8-K filed on July 6, 2005.

            You may request a copy of these filings  (excluding  the exhibits to such filings  that we have not  specifically  incorporated  by reference in such filings) at no cost, by writing or telephoning us as follows:

                                Lynch Corporation
                         140 Greenwich Avenue, 4th Floor
                          Greenwich, Connecticut 06830
                              Attention: Secretary
                                 (203) 622-1150

                                       31

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
-------     -------------------------------------------

            The  following  table sets forth the various  expenses  that will be paid  by us in  connection  with  the  securities  being  registered.  With  the exception of the Securities and Exchange Commission ("SEC") registration fee and the  American  Stock  Exchange  ("AMEX")  listing  fee,  all  amounts  shown are estimates.

SEC registration fee.........................................   $      525.60
AMEX listing fee.............................................   $   10,783.52
Printing and engraving.......................................   $   30,000.00
Legal fees and expenses (including Blue Sky fees)............   $   50,000.00
Accounting Fees and Expenses.................................   $   10,000.00
Miscellaneous................................................   $    5,000.00
Subscription Agent...........................................   $   30,000.00
Information Agent............................................   $   10,000.00
                                                              ------------------
      Total..................................................   $  146,309.12

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.
-------     -----------------------------------------

            Except  as  hereinafter  set  forth,  there is no  statute,  charter provision,  by-law,  contract or other  arrangement  under which any controlling person,  director  or officer of the  Company is insured or  indemnified  in any manner against liability which he may incur in his capacity as such.

            Article  VI,  Section  6.2  of  Registrant's  Restated  Articles  of
Incorporation  provides that to the extent not inconsistent with applicable law, every  director  and officer  shall be  indemnified  by  Registrant  against all liability  and  reasonable  expense  that may be  incurred  by such  director or officer in connection with or resulting from any claim,  (i) if such director or officer is wholly  successful  with respect to the claim,  or (ii) if not wholly successful, then if such director or officer is determined to have acted in good faith,  in what the  director  or  officer  reasonably  believed  to be the best interests of  Registrant  or at least not opposed to its best  interest  and, in addition,  with  respect  to any  criminal  claim  is  determined  to  have  had reasonable  cause to believe  that his conduct  was lawful or had no  reasonable cause to believe that his conduct was unlawful. The termination of any claim, by judgment,  order,  settlement  (whether  with or  without  court  approval),  or conviction or upon a plea of guilty or of nolo  contendere,  or its  equivalent, shall not  create a  presumption  that a director  or  officer  did not meet the standards  of  conduct  set forth in clause  (ii)  hereof.  For a more  detailed description,  reference is made to Article VI,  Section 6.2 of the  Registrant's
Restated  Articles of Incorporation  filed as Exhibit 3(a) hereto which contains certain  indemnification  provisions  pursuant  to  authority  contained  in the
Indiana Business Corporation Law.

            Registrant's   directors   and  officers  are  also  covered   under
Registrant's  directors  and  officers  insurance  policy up to a maximum of $10 million.

                                      II-1

            Insofar  as  indemnification   for  liabilities  arising  under  the
Securities  Act of 1933 may be  permitted  to  directors,  officers  or  persons controlling the Registrant pursuant to the foregoing provisions,  the Registrant has been informed that in the opinion of the Securities and Exchange  Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

            The  following  sections  of  Chapter  37 of  the  Indiana  Business
Corporation Law provide as follows:

Section 23-1-37-8  Permissive Indemnification

            (a) A  corporation  may  indemnify an  individual  made a party to a proceeding  because  the  individual  is or  was a  director  against  liability incurred in the proceeding if:

            (1) the individual's conduct was in good faith; and

            (2) the individual reasonably believed:

                        (A) in the case of conduct in the individual's  official
capacity with the  corporation,  that the  individual's  conduct was in its best interests; and

                        (B) in all other cases,  that the  individual's  conduct
was at least not opposed to its best interests; and

            (3) in the case of any criminal proceeding, the individual either:

                        (A) had  reasonable  cause to believe  the  individual's
conduct was lawful; or

                        (B) had no reasonable  cause to believe the individual's
conduct was unlawful.

            (b) A director's  conduct  with respect to an employee  benefit plan for a purpose the  director  reasonably  believed to be in the  interests of the participants  in and  beneficiaries  of the plan is conduct that  satisfies  the requirement of subsection (a)(2)(B).

            (c) The termination of a proceeding by judgment,  order, settlement, conviction,  or upon a plea of nolo  contendere  or its  equivalent  is not,  of itself,  determinative  that the  director  did not meet the standard of conduct described in this section.

Section 23-1-37-9  Mandatory Indemnification

            Unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful,  on the merits or otherwise,  in the defense of any  proceeding  to which the  director  was a party  because the director is or was a director of the  corporation  against  reasonable  expenses incurred by the director in connection with the proceeding.

Section 23-1-37-10  Advance Indemnification

            (a) A corporation  may pay for or reimburse the reasonable  expenses incurred  by a  director  who is a party to a  proceeding  in  advance  of final disposition of the proceeding if:

                                      II-2

            (1) the director furnishes the corporation a written  affirmation of the  director's  good faith  belief that the  director  has met the  standard of conduct described in section 8 of this chapter;

            (2) the director  furnishes the  corporation a written  undertaking, executed  personally or on the director's  behalf, to repay the advance if it is ultimately  determined  that the  director did not meet the standard of conduct;
and

            (3) a  determination  is made  that the  facts  then  known to those making the determination would not preclude indemnification under this chapter.

            (b)  The  undertaking  required  by  subsection  (a)(2)  must  be an unlimited general  obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

            (c) Determinations and authorizations of payments under this section shall be made in the manner specified in section 12 of this chapter.

Section 23-1-37-11  Application for Indemnification

            Unless a corporation's  articles of incorporation provide otherwise, a  director  of the  corporation  who is a party to a  proceeding  may apply for indemnification  to the court  conducting  the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification if it determines:

            (1) the  director  is entitled to  mandatory  indemnification  under section  9 of this  chapter,  in which  case the  court  shall  also  order  the corporation  to pay  the  director's  reasonable  expenses  incurred  to  obtain court-ordered indemnification; or

            (2)  the   director   is   fairly   and   reasonably   entitled   to
indemnification  in view of all the relevant  circumstances,  whether or not the director met the standard of conduct set forth in section 8 of this chapter.

Section 23-1-37-12  Procedure for Determining Indemnification

            (a) A corporation  may not  indemnify a director  under section 8 of this chapter unless  authorized in the specific case after a  determination  has
been  made  that   indemnification   of  the  director  is  permissible  in  the
circumstances  because the director has met the standard of conduct set forth in section 8 of this chapter.

            (b) The determination  shall be made by any one (1) of the following procedures:

                        (1) By the  board of  directors  by  majority  vote of a
quorum consisting of directors not at the time parties to the proceeding.

                        (2) If a quorum  cannot be  obtained  under  subdivision
(1), by majority vote of a committee  duly  designated by the board of directors
(in which  designation  directors who are parties may  participate),  consisting solely of two (2) or more directors not at the time parties to the proceeding.

                                      II-3

                        (3) By special legal counsel:

                                    (A)  selected by the board of  directors  or
its committee in the manner prescribed in subdivision (1) or (2); or

                                    (B) if a quorum  of the  board of  directors
cannot be obtained under  subdivision  (1) and a committee  cannot be designated under  subdivision (2), selected by majority vote of the full board of directors
(in which selection directors who are parties may participate).

                        (4) By the  shareholders,  but common shares owned by or
voted  under  the  control  of  directors  who are at the  time  parties  to the proceeding may not be voted on the determination.

            (d)   Authorization   of   indemnification   and  evaluation  as  to
reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel,  authorization  of  indemnification  and evaluation as to reasonableness  of expenses  shall be made by those  entitled  under  subsection
(b)(3) to select counsel.

Section 23-1-37-13  Indemnification of Officers, Agents and Employees

            Unless a corporation's articles of incorporation provide otherwise:

            (1) an officer of the  corporation,  whether or not a  director,  is entitled to mandatory  indemnification  under section 9 of this chapter,  and is entitled to apply for  court-ordered  indemnification  under  section 11 of this chapter, in each case to the same extent as a director;

            (2) the  corporation  may indemnify and advance  expenses under this chapter to an officer,  employee, or agent of the corporation,  whether or not a director, to the same extent as to a director; and

            (3) a  corporation  may also  indemnify  and advance  expenses to an officer,  employee,  or  agent,  whether  or  not a  director,  to  the  extent, consistent  with  public  policy,  that  may  be  provided  by its  articles  of incorporation,  bylaws, general or specific action of its board of directors, or contract.

Section 23-1-37-14  Insurance

            A  corporation  may purchase and maintain  insurance on behalf of an individual  who  is or  was a  director,  officer,  employee,  or  agent  of the corporation,  or who,  while a  director,  officer,  employee,  or  agent of the corporation,  is or was serving at the request of the corporation as a director, officer,  partner,  member,  manager,  trustee,  employee,  or agent of  another foreign or domestic corporation,  partnership,  limited liability company, joint venture,  trust,  employee benefit plan, or other enterprise,  against liability asserted  against or incurred by the individual in that capacity or arising from the individual's status as a director,  officer,  member, manager,  employee, or

                                      II-4

agent,  whether  or not the  corporation  would  have  power  to  indemnify  the individual against the same liability under section 8 or 9 of this chapter. The:

            (1) corporation may purchase insurance under this section from; and

            (2) insurance purchased under this section may be reinsured in whole or in part by;

an insurer that is owned by or otherwise affiliated with the corporation whether the insurer does or does not do business with other persons.

Section 23-1-37-15  Indemnification Under Chapter Not Exclusive

            (a) The  indemnification  and advance for  expenses  provided for or authorized by this chapter does not exclude any other rights to  indemnification and advance for expenses that a person may have under:

            (1) a corporation's articles of incorporation or bylaws;

            (2) a resolution  of the board of directors or of the  shareholders;
or

            (3) any other  authorization,  whenever adopted,  after notice, by a majority vote of all the voting common shares then issued and outstanding.

            (b) If the articles of  incorporation,  bylaws,  resolutions  of the board of directors or of the shareholders,  or other duly adopted  authorization of indemnification or advance for expenses limit  indemnification or advance for expenses,  indemnification and advance for expenses are valid only to the extent consistent with the articles, bylaws, resolution of the board of directors or of the  shareholders,  or other duly adopted  authorization of  indemnification  or advance for expenses.

            (c) This  chapter  does not  limit a  corporation's  power to pay or reimburse  expenses  incurred  by a  director,  officer,  employee,  or agent in connection  with the person's  appearance as a witness in a proceeding at a time when the  person  has not  been  made a named  defendant  or  respondent  to the proceeding.

ITEM 16.    EXHIBITS.
-------     --------

  EXHIBIT
    NO.                             DESCRIPTION
-----------                         -----------
   3(a)        Restated  Articles of Incorporation of the Company  (incorporated by reference to Exhibit 3(a) to the  Company's  Annual  Report on
               Form 10-K for the period ended December 31, 2004).
    (b)        Articles of  Amendment of the  Articles of  Incorporation  of the
               Company  (incorporated  by  reference  to  Exhibit  3(b)  to  the
               Company's  Annual  Report  on  Form  10-K  for the  period  ended
               December 31, 2004).
    (c)        By-laws of the Company  (incorporated by reference to Exhibit 3.1 to the Company's  Current  Report on Form 8-K dated  December 22,
               2004).
   5*          Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.

                                      II-5

  10(a)        Lynch Corporation  401(k) Savings Plan (incorporated by reference to Exhibit 10(b) to the Company's  Annual Report on Form 10-K for
               the period ended December 31, 1995).
    (b)        Directors Stock Plan  (incorporated by reference to Exhibit 10(o)
               to the Company's Form 10-K for the year ended December 31, 1997).
               (c) Lynch Corporation 2001 Equity Incentive Plan adopted December
               10,  2001  (incorporated  by  reference  to Exhibit  10(y) to the
               Company's Form 10-K for the year ended December 31, 2001).
    (d)        Amended  and  Restated  Credit  Agreement  by and  between  Lynch
               Systems,  Inc.  and  SunTrust  Bank  dated  as of June  10,  2002
               (incorporated by reference to Exhibit 10(z) to the Company's Form
               10-K for the year ended December 31, 2002).
    (e)        Unlimited  Continuing  Guaranty  Agreement  by  Guarantor,  Lynch
               Corporation,  dated June 10, 2002  (incorporated  by reference to
               Exhibit  10(aa) to the  Company's  Form  10-K for the year  ended
               December 31, 2002).
    (f)        First  Amendment  and  Waiver  to  Amended  and  Restated  Credit
               Agreement between Lynch Systems, Inc. and SunTrust Bank dated May
               30, 2003  (incorporated  by  reference  to Exhibit  10(ee) to the
               Company's Form 10-Q for the period ending June 30, 2003).
    (g)        Term  Loan  Promissory  Note  between  Lynch  Systems,  Inc.  and
               SunTrust Bank dated August 4, 2003  (incorporated by reference to
               Exhibit  10(ff) to the Company's  Form 10-Q for the period ending
               June 30, 2003).
    (h)        Second  Amendment to Security Deed and Agreement  dated August 4,
               2003 between Lynch Systems,  Inc. and SunTrust Bank (incorporated by reference to Exhibit 10(gg) to the Company's Form 10-Q for the
               period ending June 30, 2003).
    (i)        Mortgage dated October 21, 2002 by Mortgagor,  Mtron  Industries,
               Inc.,  to  Mortgagee,   Yankton  Area  Progressive  Growth,  Inc.
               (incorporated  by  reference to Exhibit  10(hh) to the  Company's
               Annual Report on Form 10-K for the year ended December 31, 2003).
    (j)        Promissory Note between Mtron  Industries,  Inc. and Yankton Area
               Progressive Growth, Inc., dated October 21, 2002 (incorporated by reference to Exhibit  10(ii) to the  Company's  Annual  Report on
               Form 10-K for the year ended December 31, 2003).
    (k)        Standard Loan Agreement by and between Mtron Industries, Inc. and
               Areawide  Business  Council,  Inc.,  dated  October  10, 2002 and
               Exhibits thereto  (incorporated by reference to Exhibit 10(jj) to the  Company's  Annual  Report  on Form  10-K for the year  ended
               December 31, 2003).
    (l)        Loan  Agreement by and between Mtron  Industries,  Inc. and South
               Dakota  Board of Economic  Development,  dated  December 19, 2002
               (incorporated  by  reference to Exhibit  10(kk) to the  Company's
               Annual Report on Form 10-K for the year ended December 31, 2003).
    (m)        Promissory Note between Mtron  Industries,  Inc. and South Dakota
               Board  of  Economic   Development,   dated   December   19,  2002
               (incorporated  by  reference to Exhibit  10(ll) to the  Company's
               Annual Report on Form 10-K for the year ended December 31, 2003).
    (n)        Employment  Agreement by and between Mtron  Industries,  Inc. and
               South Dakota Board of Economic  Development,  dated  December 19,
               2002   (incorporated  by  reference  to  Exhibit  10(mm)  to  the
               Company's  Annual Report on Form 10-K for the year ended December
               31, 2003).

                                      II-6

    (o)        Loan  Agreement  by  and  among  Mtron  Industries,  Inc.,  Piezo
               Technology,  Inc. and First National Bank of Omaha  (incorporated by reference to Exhibit 10.1 to the Company's  Current  Report on
               Form 8-K dated October 20, 2004).
    (p)        Unconditional  Guaranty  for Payment and  Performance  with First
               National Bank of Omaha (incorporated by reference to Exhibit 10.2 to the  Company's  Current  Report on Form 8-K dated  October 20,
               2004).
    (q)        Registration  Rights  Agreement  by and  between  the Company and
               Venator Merchant Fund, L.P. dated October 15, 2004  (incorporated by reference to Exhibit 10.4 to the Company's  Current  Report on
               Form 8-K dated October 20, 2004).
  13(a)        Annual  Report to  Shareholders  for the year ended  December 31,
               2004.
    (b)        Form 10-Q for the quarter ended March 31, 2005.
  23*          Consent of Independent  Registered Public Accounting Firm - Ernst
               & Young LLP.
  24*          Powers of Attorney.
  99(a)*       Form of Instructions  for Use of Lynch  Corporation  Subscription
               Certificates.
    (b)*       Form  of  Notice  of   Guaranteed   Delivery   for   Subscription
               Certificates.
    (c)*       Form of Letter to Shareholders.
    (d)*       Form of Letter to Securities  Dealers,  Commercial  Banks,  Trust
               Companies and Other Nominees.
    (e)*       Form of Letter to Clients of Security  Holders Who Are Beneficial
               Holders.
    (f)*       Form of Nominee Holder Certification Form.
    (g)*       Beneficial Owner Election Form.
    (h)*       Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
    (i)*       Form of  Subscription  and Information  Agent  Agreement  between
               Lynch Corporation and Mellon Bank, N.A.
    (j)*       Form of  Subscription Certificate.

----------------------
*   Filed herewith

ITEM 17.    UNDERTAKINGS.
-------     ------------

(a)               The undersigned registrant hereby undertakes:

     (1)  To file,  during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)   to include any  prospectus  required by Section  10(a)(3) of the
                Securities Act of 1933;

          (ii)  to reflect in the  prospectus  any facts or events arising after the effective  date of the  registration  statement (or the most recent post-effective amendment thereof) which,  individually or
                in  the  aggregate,   represent  a  fundamental  change  in  the
                information   set   forth   in   the   registration   statement.
                Notwithstanding  the  foregoing,  any  increase  or  decrease in volume  of  securities  offered  (if the total  dollar  value of

                                      II-7

                securities  offered would not exceed that which was  registered)
                and any  deviation  from  the low or high  end of the  estimated
                maximum   offering  range  may  be  reflected  in  the  form  of
                prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate,  the changes in volume and price  represent no more than 20 percent  change in the maximum  aggregate  offering price set forth in the  "Calculation of Registration  Fee" table in the effective registration statement; and

          (iii) to include any material  information with respect to the plan of
                distribution  not  previously   disclosed  in  the  registration
                statement  or any  material  change to such  information  in the registration statement;

     (2)  That,  for  the  purpose  of  determining   any  liability  under  the
          Securities Act, each such post-effective  amendment shall be deemed to be a new  registration  statement  relating to the securities  offered therein,  and the  offering of such  securities  at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of  the  securities  being  registered  which  remain  unsold  at  the termination of the offering.

     (e)  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the  prospectus,  to each person to whom the prospectus is sent or given,  the latest annual report,  to security holders that is incorporated by reference in the prospectus and furnished  pursuant to and meeting the  requirements of Rule 14a-3 or Rule 14c-3 under the
          Securities   Exchange  Act  of  1934;  and,  where  interim  financial
          information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus,  to deliver, or cause to be delivered to each  person to whom the  prospectus  is sent or given,  the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (h)  Insofar  as   indemnification   for  liabilities   arising  under  the
          Securities Act, as amended may be permitted to directors, officers and controlling  persons  of the  registrant  pursuant  to  the  foregoing provisions,  or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against  public policy as expressed in the  Securities  Act and is,
          therefore,   unenforceable.   In   the   event   that  a   claim   for
          indemnification  against such  liabilities  (other than the payment by the registrant of expenses incurred or paid by a director,  officer or controlling  person of the registrant in the successful  defense of an action,  suit or proceeding) is asserted by such director,  officer or controlling person in connection with the securities being registered, the registrant  will,  unless in the opinion of its counsel the matter has  been  settled  by  controlling  precedent,  submit  to a court of appropriate  jurisdiction the question whether such indemnification by it is against  public  policy as expressed in the  Securities  Act and will be governed by the final adjudication of such issue.

                                      II-8

                                   SIGNATURES

            Pursuant to the  requirements  of the  Securities  Act of 1933,  the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement  to be  signed  on its  behalf  by  the  undersigned,  thereunto  duly authorized,  in the Town of  Greenwich,  State of Connecticut on the 16th day of
August, 2005.

                                           LYNCH CORPORATION

                                           By: /s/ John C. Ferrara
                                               ---------------------------------
                                               John C. Ferrara
                                               Chief Executive Officer

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE  PRESENTS,  that each person  whose  signature appears below  constitutes  and appoints John C. Ferrara and Eugene Hynes as his true  and  lawful  attorney-in-fact,  each  acting  alone,  with  full  power of substitution and resubstitution for him and in his name, place and stead, in any and all  capacities,  to sign any and all amendments,  including  post-effective
amendments  to  this  registration  statement,   and  any  related  registration
statement  filed  pursuant to Rule 462(b) of the Act and to file the same,  with exhibits  thereto,  and  other  documents  in  connection  therewith,  with  the
Securities  and Exchange  Commission,  hereby  ratifying and confirming all that said attorneys-in-fact or their substitutes,  each acting along, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the  requirements  of the Securities  Act of 1933,  this registration  statement  has been signed below by the  following  persons in the capacities and on the dates indicated.

       SIGNATURE                               TITLE                                   DATE
       ---------                               -----                                   ----

/s/ John C. Ferrara              Chief Executive Officer and Director             August 16, 2005
------------------------         (Principal Executive Officer)
John C. Ferrara

*                               Vice President, Treasurer and Secretary           August 16, 2005
------------------------        (Principal Financial and Accounting Officer)
Eugene Hynes

*                               Chairman of the Board of Directors                August 16, 2005
------------------------
Marc Gabelli

*                               Director                                          August 16, 2005
------------------------
E. Val Cerutti

*                               Director                                          August 16, 2005
------------------------
Avrum Gray

*                               Director                                          August 16, 2005
------------------------
Anthony R. Pustorino

* By John C. Ferrara,
     Attorney-In-Fact
                                      II-9

                                  EXHIBIT INDEX

  EXHIBIT
    NO.                             DESCRIPTION
-----------                         -----------
   3(a)        Restated  Articles of Incorporation of the Company  (incorporated by reference to Exhibit 3(a) to the  Company's  Annual  Report on
               Form 10-K for the period ended December 31, 2004).
    (b)        Articles of  Amendment of the  Articles of  Incorporation  of the
               Company  (incorporated  by  reference  to  Exhibit  3(b)  to  the
               Company's  Annual  Report  on  Form  10-K  for the  period  ended
               December 31, 2004).
    (c)        By-laws of the Company  (incorporated by reference to Exhibit 3.1 to the Company's  Current  Report on Form 8-K dated  December 22,
               2004).
   5*          Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.
  10(a)        Lynch Corporation  401(k) Savings Plan (incorporated by reference to Exhibit 10(b) to the Company's  Annual Report on Form 10-K for
               the period ended December 31, 1995).
    (b)        Directors Stock Plan  (incorporated by reference to Exhibit 10(o)
               to the Company's Form 10-K for the year ended December 31, 1997).
               (c) Lynch Corporation 2001 Equity Incentive Plan adopted December
               10,  2001  (incorporated  by  reference  to Exhibit  10(y) to the
               Company's Form 10-K for the year ended December 31, 2001).
    (d)        Amended  and  Restated  Credit  Agreement  by and  between  Lynch
               Systems,  Inc.  and  SunTrust  Bank  dated  as of June  10,  2002
               (incorporated by reference to Exhibit 10(z) to the Company's Form
               10-K for the year ended December 31, 2002).
    (e)        Unlimited  Continuing  Guaranty  Agreement  by  Guarantor,  Lynch
               Corporation,  dated June 10, 2002  (incorporated  by reference to
               Exhibit  10(aa) to the  Company's  Form  10-K for the year  ended
               December 31, 2002).
    (f)        First  Amendment  and  Waiver  to  Amended  and  Restated  Credit
               Agreement between Lynch Systems, Inc. and SunTrust Bank dated May
               30, 2003  (incorporated  by  reference  to Exhibit  10(ee) to the
               Company's Form 10-Q for the period ending June 30, 2003).
    (g)        Term  Loan  Promissory  Note  between  Lynch  Systems,  Inc.  and
               SunTrust Bank dated August 4, 2003  (incorporated by reference to
               Exhibit  10(ff) to the Company's  Form 10-Q for the period ending
               June 30, 2003).
    (h)        Second  Amendment to Security Deed and Agreement  dated August 4,
               2003 between Lynch Systems,  Inc. and SunTrust Bank (incorporated by reference to Exhibit 10(gg) to the Company's Form 10-Q for the
               period ending June 30, 2003).
    (i)        Mortgage dated October 21, 2002 by Mortgagor,  Mtron  Industries,
               Inc.,  to  Mortgagee,   Yankton  Area  Progressive  Growth,  Inc.
               (incorporated  by  reference to Exhibit  10(hh) to the  Company's
               Annual Report on Form 10-K for the year ended December 31, 2003).
    (j)        Promissory Note between Mtron  Industries,  Inc. and Yankton Area
               Progressive Growth, Inc., dated October 21, 2002 (incorporated by reference to Exhibit  10(ii) to the  Company's  Annual  Report on
               Form 10-K for the year ended December 31, 2003).
    (k)        Standard Loan Agreement by and between Mtron Industries, Inc. and
               Areawide  Business  Council,  Inc.,  dated  October  10, 2002 and
               Exhibits thereto  (incorporated by reference to Exhibit 10(jj) to the  Company's  Annual  Report  on Form  10-K for the year  ended
               December 31, 2003).

    (l)        Loan  Agreement by and between Mtron  Industries,  Inc. and South
               Dakota  Board of Economic  Development,  dated  December 19, 2002
               (incorporated  by  reference to Exhibit  10(kk) to the  Company's
               Annual Report on Form 10-K for the year ended December 31, 2003).
    (m)        Promissory Note between Mtron  Industries,  Inc. and South Dakota
               Board  of  Economic   Development,   dated   December   19,  2002
               (incorporated  by  reference to Exhibit  10(ll) to the  Company's
               Annual Report on Form 10-K for the year ended December 31, 2003).
    (n)        Employment  Agreement by and between Mtron  Industries,  Inc. and
               South Dakota Board of Economic  Development,  dated  December 19,
               2002   (incorporated  by  reference  to  Exhibit  10(mm)  to  the
               Company's  Annual Report on Form 10-K for the year ended December
               31, 2003).
    (o)        Loan  Agreement  by  and  among  Mtron  Industries,  Inc.,  Piezo
               Technology,  Inc. and First National Bank of Omaha  (incorporated by reference to Exhibit 10.1 to the Company's  Current  Report on
               Form 8-K dated October 20, 2004).
    (p)        Unconditional  Guaranty  for Payment and  Performance  with First
               National Bank of Omaha (incorporated by reference to Exhibit 10.2 to the  Company's  Current  Report on Form 8-K dated  October 20,
               2004).
    (q)        Registration  Rights  Agreement  by and  between  the Company and
               Venator Merchant Fund, L.P. dated October 15, 2004  (incorporated by reference to Exhibit 10.4 to the Company's  Current  Report on
               Form 8-K dated October 20, 2004).
  13(a)        Annual  Report to  Shareholders  for the year ended  December 31,
               2004.
    (b)        Form 10-Q for the quarter ended March 31, 2005.
  23*          Consent of Independent  Registered Public Accounting Firm - Ernst
               & Young LLP.
  24*          Powers of Attorney.
  99(a)*       Form of Instructions  for Use of Lynch  Corporation  Subscription
               Certificates.
    (b)*       Form  of  Notice  of   Guaranteed   Delivery   for   Subscription
               Certificates.
    (c)*       Form of Letter to Shareholders.
    (d)*       Form of Letter to Securities  Dealers,  Commercial  Banks,  Trust
               Companies and Other Nominees.
    (e)*       Form of Letter to Clients of Security  Holders Who Are Beneficial
               Holders.
    (f)*       Form of Nominee Holder Certification Form.
    (g)*       Beneficial Owner Election Form.
    (h)*       Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
    (i)*       Form of  Subscription  and Information  Agent  Agreement  between
               Lynch Corporation and Mellon Bank, N.A.
    (j)*       Form of  Subscription Certificate.

----------------------
*   Filed herewith